FOR IMMEDIATE RELEASE
BMO FINANCIAL GROUP REPORTS 30% NET INCOME GROWTH AND RECORD NET INCOME IN THE THIRD QUARTER OF 2006
Year-over-Year Operating Highlights for the Quarter:
•	Net income of $710 million, up $163 million or 30%

•	EPS[1] of $1.38, up 29%, and cash EPS[2] of $1.40, up 27%

•	ROE of 20.3%, up from 16.8%

•	Revenue[2] growth of 6.7% (8.9% excluding Harrisdirect[3] and 11.5% after also excluding the impact of the weaker U.S. dollar)

•	Expense growth of 2.0% (6.6% excluding Harrisdirect and 9.3% after also excluding the impact of the weaker U.S. dollar)

•	Productivity ratio[2] improves 282 basis points to 61.5% and cash productivity ratio[2] by 226 basis points to 61.1%

•	A $42 million provision for credit losses, compared with a $73 million provision

•	Tier 1 Capital Ratio of 10.07%, well above our target of 8% and up from 9.41% a year ago but down from 10.20% at the end of the second quarter

•	Operating Group Net Income
•	Personal and Commercial Client Group up $69 million or 22% to a record $376 million
•	P&C Canada up $68 million or 25% to a record $345 million, due to strong volume growth, a low effective tax rate, primarily related to a $26 million recovery of prior years’ income taxes, and a $38 million ($25 million after tax) gain on the MasterCard International IPO

•	P&C Chicagoland Banking up $1 million to $31 million, with solid source currency revenue growth
•	Private Client Group up $22 million or 35% to $85 million, due to strong revenue growth (excluding Harrisdirect revenues of a year ago)

•	Investment Banking Group up $17 million or 9.0% to $201 million, due primarily to higher trading revenue

•	Corporate Support up $55 million to $48 million, due to lower provisions for credit losses and lower income taxes

Year-over-Year Operating Highlights for the Year to Date:
•	Net income of $1,967 million, up $235 million or 14%

•	EPS of $3.80, up 13%, and cash EPS of $3.86, up 12%. Excluding a $40 million ($26 million after tax) reduction in the general allowance in 2005, EPS increased 15% and cash EPS increased 13%

•	ROE of 19.2%, up from 18.4%

•	Productivity ratio improves 217 basis points to 62.2% and cash productivity ratio improves 162 basis points to 61.8%

•	Specific provisions for credit losses of $160 million. We now anticipate specific provisions of $250 million or less for the year, below our $400 million target and down from our $325 million estimate at the end of the first quarter

1	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.
3	In the fourth quarter of 2005, BMO completed the sale of Harrisdirect, our former U.S. direct-investing business. Certain of our revenue and expense growth and productivity measures have been disclosed on a basis that excludes Harrisdirect results in the comparative periods, to assist in explaining performance.
References to retail and business banking refer to Personal and Commercial Client Group activities and references to wealth management refer to Private Client Group activities.
® Registered trade-mark of Bank of Montreal.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

THIRD QUARTER 2006 MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)
MD&A commentary is as of August 22, 2006. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). This interim MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the periods ended July 31, 2006, included in this release, and the annual MD&A for the year ended October 31, 2005, included in BMO’s 2005 Annual Report.
Summary Data

		Increase		Increase			Increase
		(Decrease)		(Decrease)			(Decrease)
(Canadian $ in millions, except per share data and as noted)	Q3-2006	vs. Q3-2005		vs. Q2-2006		YTD-2006	vs. YTD-2005
Revenue per financial statements	2,570	159	7%	97	4%	7,524	305	4%
Taxable equivalent basis (teb) adjustment	33	3	11%	3	8%	94	5	6%

Revenue (teb) (1)	2,603	162	7%	100	4%	7,618	310	4%
Specific provision for credit losses	42	(31)	(43%)	(24)	(36%)	160	(2)	(1%)
Increase in the general allowance	—	—	—	—	—	—	40	100%

Total provision for credit losses	42	(31)	(43%)	(24)	(36%)	160	38	31%
Non-interest expense	1,600	31	2%	40	3%	4,740	34	1%
Income taxes per financial statements	199	(9)	(4%)	22	12%	600	(17)	(3%)
Taxable equivalent basis adjustment	33	3	11%	3	8%	94	5	6%

Income taxes (teb) (1)	232	(6)	(2%)	25	12%	694	(12)	(2%)
Non-controlling interest in subsidiaries	19	5	34%	—	—	57	15	35%
Net income	710	163	30%	59	9%	1,967	235	14%

Amortization of intangible assets (after tax)	9	(8)	(46%)	—	—	27	(30)	(50%)
Cash net income (1)	719	155	28%	59	9%	1,994	205	12%
Earnings per share — basic ($)	1.41	0.33	31%	0.13	10%	3.88	0.46	13%
Earnings per share — diluted ($)	1.38	0.31	29%	0.13	10%	3.80	0.45	13%
Cash earnings per share — diluted ($) (1)	1.40	0.30	27%	0.13	10%	3.86	0.40	12%
Return on equity (ROE)	20.3%		3.5%		1.0%	19.2%		0.8%
Cash ROE (1)	20.6%		3.3%		1.0%	19.4%		0.4%
Non-interest expense-to-revenue ratio	62.3%		(2.8%)		(0.8%)	63.0%		(2.2%)
Non-interest expense-to-revenue (teb) ratio (1)	61.5%		(2.8%)		(0.8%)	62.2%		(2.2%)
Cash non-interest expense-to-revenue (teb) ratio (1)	61.1%		(2.3%)		(0.8%)	61.8%		(1.6%)
Net interest margin	1.56%		(0.09%)		0.05%	1.54%		(0.09%)
Net interest margin (teb) (1)	1.60%		(0.08%)		0.05%	1.59%		(0.08%)

Operating Group net income:
Personal and Commercial Client Group	376	69	22%	90	31%	962	68	8%
P&C Canada	345	68	25%	86	33%	870	67	9%
P&C Chicagoland Banking	31	1	—	4	16%	92	1	—
Private Client Group	85	22	35%	(11)	(12%)	275	62	29%
Investment Banking Group	201	17	9%	(44)	(18%)	674	47	7%
Corporate Support, including Technology and Solutions (T&S)	48	55	+100%	24	+100%	56	58	+100%

BMO Financial Group net income	710	163	30%	59	9%	1,967	235	14%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.

     Toronto, August 22, 2006 – BMO Financial Group reported net income of $710 million for the third quarter ended July 31, 2006, up $163 million or 30% from a year ago. EPS increased $0.31 or 29% to $1.38 and Cash EPS increased $0.30 or 27% to $1.40.
PERFORMANCE OVERVIEW
“I’m delighted with our performance this quarter, and our record net income,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “All of our client operating groups achieved strong year-over-year growth and we’ve continued to invest in strategic initiatives to bolster our future growth. I’m also extremely pleased with our appointment of new leadership in both Canadian and U.S. retail and commercial banking during the quarter and with the overall depth of our senior leadership team. I have great confidence in the contribution those leaders will make to developing our strategies, growing our businesses and increasing our profitability.”
BMO’s net income increased $163 million or 30% from the third quarter a year ago. Personal and Commercial Client Group net income increased $69 million or 22%, driven by volume growth, the $38 million ($25 million after tax) gain on the MasterCard IPO and a low effective tax rate, related primarily to the $26 million recovery of prior years’ income taxes. Private Client Group net income increased $22 million or 35%, in part due to a $12 million Harrisdirect operating loss in results of a year ago. Adjusted for the impact of last year’s sale of Harrisdirect, there was strong broad-based revenue growth. Investment Banking Group net income rose $17 million or 9.0%, benefiting from higher trading and commission revenue and increased merger and acquisition activities. Corporate Support net income increased $55 million, primarily due to reductions in provisions for credit losses and income taxes.
“Our Personal and Commercial Client Group led our earnings growth from the second quarter,” added Mr. Comper. “The Group earned record net income and, as we anticipated, net interest margin increased in P&C Canada.”
BMO’s net income increased $59 million or 9.1% from the second quarter. Personal and Commercial Client Group net income increased $90 million or 31%. P&C Canada benefited from good volume growth, improved net interest margin, the low effective tax rate, the gain on the MasterCard IPO and the impact of three more calendar days than in the second quarter. These factors were partially offset by increased costs incurred to generate future growth, including the expansion of our retail and commercial sales forces. P&C Chicagoland Banking also contributed strong growth in net income, driven by higher revenues and lower costs. Private Client Group net income declined $11 million or 12%. Capital markets were less robust than in the second quarter and there were seasonally lower client trade volumes, while costs rose as the Group increased its investment in its sales force. Investment Banking Group net income declined $44 million or 18%. Although trading revenues were high, they were down from the strong second quarter. Underwriting revenues and investment securities gains were also lower than in the comparative period, while the Group’s second quarter results benefited from business-based tax initiatives. Corporate Support net income increased $24 million, primarily due to increased revenues and reduced provisions for credit losses, partially offset by higher expenses.
Year to date, BMO’s net income of $1,967 million rose $235 million or 14% from the comparable period in 2005. EPS was $3.80, up $0.45 or 13%, and cash EPS was $3.86, up $0.40 or 12%.
Personal and Commercial Client Group net income for the year to date increased $68 million or 7.5%. Strong volume growth and the gain on the MasterCard IPO were only partially offset by the effects of lower net interest margin, higher expenses and increased provisions for credit losses. Private Client Group net income increased $62 million or 29%, as strong revenue growth, excluding the impact of having sold Harrisdirect, more than offset increased revenue-based costs. Investment Banking Group net income increased $47 million or 7.4%, as strong revenue growth more than offset the impact of higher performance-based costs. Results in the prior period benefited from the recognition of a $44 million ($37 million after tax) gain on the restructuring of Variable Interest Entities (VIEs) in the second quarter of 2005. Corporate Support net income increased $58 million to $56 million, due primarily to higher tax benefits and reduced expenses, partially offset by a lower recovery of credit losses.
“We have continued to deliver strong year-to-date performance and so remain solidly on track to achieve the financial targets we set for the year,” added Mr. Comper. “We are successfully balancing our commitment to achieve our annual targets with the need to invest for future growth, as evidenced by the recent announcement of our intent to acquire bcpbank Canada, which primarily serves the extensive Portuguese-Canadian community. This acquisition will give us an entry into one of our biggest business opportunities – providing financial services to multicultural and multi-generational Canadians.”
Revenue1 for the quarter increased $162 million or 6.7% from a year ago to $2,603 million, but increased $210 million or 8.9% excluding Harrisdirect. The weaker U.S. dollar lowered revenue growth by $63 million or 2.6%. Personal and Commercial Client Group revenue increased $129 million or 9.8%, due to strong volume growth in personal and commercial products and the $38 million MasterCard IPO gain, partially offset by the effects of lower net interest margin and the weaker U.S. dollar. Private Client Group revenue was $2 million lower, but increased $46 million or 11% excluding Harrisdirect and $54 million or 13% after also excluding the impact of the weaker U.S. dollar. The Group’s revenue growth was broadly based. Investment Banking Group’s revenue increased $31 million or 4.6%, but increased by $64 million or 9.7% excluding the impact of the weaker U.S. dollar. Trading revenue was up due to favourable market conditions and increased client activities, particularly in commodity derivatives. Securities commissions and merger and acquisition activities also increased. BMO’s net investment securities gains were $51 million in the quarter. Excluding the $38 million MasterCard IPO gain, net investment securities gains declined $24 million from the third quarter of 2005 and $17 million from the second quarter of 2006.
Revenue rose $100 million or 4.0% from the second quarter, in part due to three more calendar days in the third quarter. Personal and Commercial Client Group revenue was up $133 million or 10%, due to volume growth, the MasterCard IPO gain, the impact of more days, improved net interest margin in Canada and higher revenue from cards, securitization and insurance. These factors were partially offset by the impact of lower net interest margin in the United States and the weaker U.S. dollar. Private Client Group revenue decreased $10 million or 2.0%, as seasonally lower commission trading revenues were only partially offset by increased net interest income. Investment Banking Group revenue declined by $48 million or 6.6%, driven by lower trading revenues, decreased investment securities gains and reduced underwriting revenues, partially offset by increased merger and acquisition fees. Corporate Support revenues increased $25 million due to higher net interest income related to corporate activities.
Year to date, revenue rose $310 million or 4.3% to $7,618 million, but increased $466 million or 6.5% excluding Harrisdirect. The weaker U.S. dollar lowered revenue growth by $140 million or 1.9%. Year-to-date revenue growth was largely attributable to the same factors that increased third quarter revenue relative to a year ago. However, revenues in 2005 included the $44 million gain on restructuring VIEs.
BMO’s overall net interest margin1 was 1.60% in the third quarter of 2006, a decline of 8 basis points from a year ago, but up 5 basis points from the second quarter, largely due to an 8 basis point improvement in P&C Canada. Net interest margin in P&C Canada and Investment Banking Group declined from a year ago but increased from the second quarter. Private Client Group’s net interest margin improved relative to both comparative periods while P&C Chicagoland Banking’s declined. Net interest margins are detailed in the Revenue section of the Financial Performance Review.
Non-interest expense in the third quarter of 2006 increased $31 million or 2.0% from a year ago to $1,600 million, but increased $98 million or 6.6% excluding Harrisdirect. The weaker U.S. dollar lowered expense growth by $41 million or 2.7%. Retail and business banking costs rose due to higher employee-related costs resulting from an expansion of both our retail and commercial sales forces in Canada, and were higher in the United States, after adjusting for the weaker U.S. dollar, because of acquisition-related expenses and branch expansion. Increased initiative expenditures in both Canada and the United States also added to retail and business banking expenses. There were increased severance costs in Investment Banking Group and higher revenue-based costs in Private Client Group.
Non-interest expense increased $40 million or 2.7% from the second quarter, in part due to three more calendar days in the third quarter. There were increased employee-related costs resulting from an expansion of both our retail and commercial sales forces in Canada. Expenses declined in P&C Chicagoland Banking, as the second

[1]	On a taxable equivalent basis — see the GAAP and Related Non-GAAP Measures section quarter included increased credit origination and marketing expenses. Costs rose in Private Client Group due to increased investment in our sales force, while lower performance-based costs reduced Investment Banking Group’s overall expenses.
Year to date, non-interest expense increased $34 million or 0.7% to $4,740 million, but increased $217 million or 4.8% excluding Harrisdirect. The weaker U.S. dollar lowered expense growth by $92 million or 2.0%. Increased expenses were primarily due to the same factors that contributed to higher expenses in the third quarter relative to a year ago. There was a $25 million litigation provision included in Corporate Support expenses in the second quarter of 2005.
The productivity ratio was 61.5% in the third quarter of 2006, compared with 64.3% a year ago. The cash productivity ratio improved 226 basis points to 61.1%, or by 120 basis points excluding Harrisdirect in the year-ago period. Our productivity ratio improved by 81 basis points and our cash productivity ratio by 78 basis points from the second quarter. Year to date, our productivity ratio improved 217 basis points from the comparable period in 2005, while our cash productivity ratio improved by 162 basis points, the differing rates of change relating largely to the sale of Harrisdirect and the resulting reduction in the amortization of intangible assets, a non-cash charge.
Provisions for credit losses remain at low levels, totalling $42 million in the third quarter, compared with $73 million a year ago and $66 million in the second quarter. Specific provisions for credit losses totalled $160 million for the year to date and there have been no changes in the general allowance in 2006. The overall provision for credit losses for the comparable year-to-date period in 2005 was $122 million, consisting of $162 million of specific provisions and a $40 million reduction in the general allowance. We now anticipate specific provisions for credit losses of $250 million or less for fiscal 2006, below the target of $400 million or less established at the beginning of the year and the $325 million estimate at the end of the first quarter.
Net income from U.S.-based businesses totalled US$101 million in the third quarter of 2006, compared with US$68 million a year ago and US$99 million in the second quarter. The improvement from a year ago was in part due to reduced provisions for credit losses in 2006 and the Harrisdirect operating loss in the year-ago period.
Bank of Montreal has an equity ownership interest in MasterCard Incorporated. During the quarter, MasterCard undertook an initial public offering in the United States. A portion of Bank of Montreal’s share ownership in MasterCard was redeemed as part of the initial public offering process. BMO realized a gain of CDN$38 million (CDN$25 million after tax) on the redeemed shares, in line with the estimate we provided when we released our second quarter results.
The Tier 1 capital ratio was 10.07%, down from 10.20% at the end of the second quarter and 10.30% at the end of 2005. The decreases were primarily attributable to increases in risk-weighted assets, largely due to loan growth in Personal and Commercial Client Group and Investment Banking Group.
On May 24, 2006, BMO announced that it was increasing its target dividend payout range to 45-55% of net income available to common shareholders. The increase, from 35-45%, is reflective of our confidence in our continued ability to increase earnings and our strong capital position. Our disciplined approach to capital management will allow us to continue to execute our attractive growth strategies and maintain our longstanding commitment to enhancing shareholder value. In keeping with the new payout target, BMO also announced, at that time, a 17% increase in its third quarter dividend to common shareholders, increasing the quarterly dividend by $0.09 from $0.53 to $0.62 per common share, up 35% from $0.46 a year ago. The return on BMO common shares was the best of Canada’s major banks in the third quarter.
During the quarter, we repurchased 2,544,900 Bank of Montreal common shares under our common share repurchase program at an average cost of $61.90 per share, for a total cost of $158 million. There have been 5,760,700 common shares repurchased under the existing normal-course issuer bid that expires on September 5, 2006 and pursuant to which BMO is permitted to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float. Our common share repurchase program is primarily intended to offset, over time, the impact of dilution caused by the exercise of stock options, our dividend reinvestment plan and the conversion of convertible shares. Subsequent to the quarter end, BMO’s Board of

Directors authorized management to file a Notice of Intention to make a new normal-course issuer bid, subject to the approval of the Toronto Stock Exchange, to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float.

Annual Targets for 2006		Year-to-date Performance to July 31, 2006

•	5% to 10% EPS growth from a base of $4.58* (excluding changes in the general allowance)	•	EPS of $3.80, up 15% from $3.30 (excluding changes in the general allowance)

•	ROE of 17% to 19%	•	ROE of 19.2% annualized

•	Specific provision for credit losses of $400 million or less.

	We now anticipate specific provisions of $250 million or less in fiscal 2006, down from our estimate of $325 million at the end of the first quarter	•	Specific provision for credit losses of $160 million

•	Tier 1 capital ratio of at least 8.0%	•	Tier 1 capital ratio of 10.07%

•	Improve our cash productivity ratio by 100 to 150 basis points	•	Cash productivity improvement of 162 basis points year-over-year

* Restated from $4.59 due to the retroactive application of the change in accounting policy for stock-based compensation.
2006 Earnings and Economic Outlook
We remain on track to achieve the annual targets for 2006 outlined above, which were established at the end of 2005.
We now anticipate that the Canadian economy will grow at a moderate pace of 3.0% in 2006, little changed from last year’s rate. Business investment is expected to remain strong in response to continued healthy corporate profit growth, supporting growth in business loans. In contrast, the housing market is expected to moderate as past increases in interest rates dampen demand and construction. The strong Canadian dollar will likely continue to restrain exports and manufacturing activity this year. Interest rates are expected to remain stable for some time, which, along with the steady economic expansion, should support fee-based investment banking activities. The resource-producing provinces of Western Canada, as well as Newfoundland and Labrador, are expected to lead the nation’s expansion this year as a result of historically high commodity prices.
The U.S. economy is projected to grow at a solid rate of 3.4% in 2006, similar to last year’s pace. Following a sharp pickup early this year, the expansion has moderated in response to rising interest rates and high energy costs. Continued strong business investment, resulting from healthy corporate balance sheets, is expected to support growth in business loans. In contrast, past increases in interest rates should continue to temper demand for residential mortgages and personal loans. The U.S. dollar is expected to continue depreciating against most major currencies in response to the large U.S. trade deficit and an expected easing in Federal Reserve policy next year.

Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. BMO filed certifications, signed by the CEO and CFO, with the Canadian Securities Administrators and the SEC in the United States in December 2005 when we filed our Annual Report and other annual disclosure documents. In those filings, BMO’s CEO and CFO certify, as required in Canada by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Sarbanes-Oxley Act, the appropriateness of the financial disclosures in our annual filings and the effectiveness of our disclosure controls and procedures. BMO’s CEO and CFO certify the appropriateness of the financial disclosures in our interim filings with securities regulators, including this MD&A and the accompanying unaudited interim consolidated financial statements for the period ended July 31, 2006. They also certify that they are responsible for the design of disclosure controls and procedures.
As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2005 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29 and 30 of BMO’s 2005 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
Assumptions on how the Canadian and U.S. economies will perform in 2006 and how that impacts our businesses were material factors we considered when setting our strategic priorities and objectives and in determining our financial targets for the 2006 fiscal year, including provisions for credit losses. Key assumptions included that the Canadian and U.S. economies would expand at a healthy pace in 2006 and that inflation would remain low. We also assumed that interest rates would increase gradually in both countries in 2006 and the Canadian dollar would hold onto its recent gains. We believe that these assumptions are still valid and have continued to rely upon them in considering our ability to achieve our 2006 financial targets. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 22, 2006 at 2:30 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, September 5, 2006 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 6790.
A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, November 27, 2006.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, Investor Relations, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, Investor Relations, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Karen Maidment, Chief Financial and Administrative Officer,
karen.maidment@bmo.com, 416-867-6776
Corporate Secretary
Robert Horte, Vice-President and Corporate Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

FINANCIAL PERFORMANCE REVIEW
GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q3-2006	Q2-2006	Q3-2005	YTD-2006	YTD-2005
Net interest income per financial statements (a)	1,234	1,113	1,214	3,529	3,593
Non-interest revenue	1,336	1,360	1,197	3,995	3,626

Revenue per financial statements (b)	2,570	2,473	2,411	7,524	7,219

Taxable equivalent basis (teb) adjustment (c)	33	30	30	94	89

Net interest income (teb) (a+c) (d) (1)	1,267	1,143	1,244	3,623	3,682
Non-interest revenue	1,336	1,360	1,197	3,995	3,626

Revenue (teb) (e) (1)	2,603	2,503	2,441	7,618	7,308

Provision for income taxes per financial statements	199	177	208	600	617
Taxable equivalent basis adjustment	33	30	30	94	89

Provision for income taxes (teb) (1)	232	207	238	694	706

Non-interest expense (f)	1,600	1,560	1,569	4,740	4,706
Amortization of intangible assets	(10)	(12)	(24)	(33)	(72)

Cash-based expense (g) (1)	1,590	1,548	1,545	4,707	4,634

Net income	710	651	547	1,967	1,732
Amortization of intangible assets, net of income taxes	9	9	17	27	57

Cash net income (1)	719	660	564	1,994	1,789
Preferred share dividends	(6)	(8)	(6)	(22)	(22)
Charge for capital (1)	(364)	(350)	(340)	(1,067)	(979)

Net economic profit (1)	349	302	218	905	788

Non-interest expense-to-revenue ratio (2) (%) ((f/b) x 100)	62.3	63.1	65.1	63.0	65.2
Non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((f/e) x 100)	61.5	62.3	64.3	62.2	64.4
Cash non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((g/e) x 100)	61.1	61.9	63.4	61.8	63.4
Net interest margin annualized (%) ((a/average assets) x 100)	1.56	1.51	1.65	1.54	1.63
Net interest margin (teb) annualized (1) (%) ((d/average assets) x 100)	1.60	1.55	1.68	1.59	1.67
EPS (uses net income) ($)	1.38	1.25	1.07	3.80	3.35
Cash EPS (1) (uses cash net income) ($)	1.40	1.27	1.10	3.86	3.46

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated revenues, expenses, provision for credit losses, income taxes and net income in the first, second and third quarters of 2006 were lowered relative to the comparable periods by the weakening of the U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities usually partially mitigate the impact of exchange rate fluctuations within a single quarter.
The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q3-2006		YTD-2006
(Canadian $ millions, except as noted)	vs. Q3-2005	vs. Q2-2006	vs. YTD-2005
Canadian/U.S. dollar exchange rate (average)
—Current period	1.1164	1.1164	1.1379
—Prior period	1.2350	1.1413	1.2261

Reduced net interest income	(21)	(4)	(49)
Reduced non-interest revenue	(42)	(9)	(91)

Reduced total revenue	(63)	(13)	(140)
Reduced expense	41	9	92
Reduced provision for credit losses	3	1	4
Reduced income taxes	6	1	26

Reduced net income before hedging gains	(13)	(2)	(18)
Hedging gains (losses)	(2)	(2)	2
Income taxes thereon	1	1	(1)

Increased (reduced) net income	(14)	(3)	(17)

Note: Hedging gains totalled $1 million for the second quarter and $4 million for the year-to-date period ended Q2, 2006, rather than the $7 million and $8 million previously reported.
Value Measures
Annualized ROE was 20.3% for the quarter, up from 16.8% a year ago and 19.3% in the second quarter. Year to date, annualized ROE was 19.2%, above our annual target of 17% to 19% ROE and the 18.4% return of a year ago.
EPS of $1.38 increased $0.31 or 29% from the third quarter of 2005 and $0.13 or 10% from the second quarter. Year to date, EPS of $3.80 was up $0.45 or 13% from the comparable period a year ago. Excluding the reduction in the general allowance in 2005, EPS for the year-to-date period in 2006 was up 15%, above our annual target of 5% to 10% EPS growth on that basis.
Net economic profit (NEP) was $349 million (see the Non-GAAP Measures section), compared with $218 million in the third quarter of 2005. Year to date, NEP was $905 million, up from $788 million in the first nine months of 2005.

Although the total shareholder return (TSR) on an investment in BMO common shares was (0.3%) in the third quarter, this performance was the best of Canada’s major banks and above the S&P/TSX Composite average total return. The TSR for the twelve months ended July 31, 2006 was 8.0% and BMO’s average annual TSR for the five-year period ended July 31, 2006 was 12.8%, the fourth best of the banks and above the comparable S&P/TSX Composite average annual total return of 11.2%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.
Net Income
Net income and variances in net income between periods were reviewed in the preceding Performance Overview. Net income by operating group is reviewed in more detail in the Review of Operating Group Performance that follows.
Net income from U.S.-based businesses totalled CDN$113 million or 15.9% of BMO’s net income in the quarter, compared with CDN$85 million and 15.5% a year ago. Year to date, net income from U.S.-based businesses totalled CDN$352 million or 17.9% of BMO’s net income, compared with CDN$370 million and 21.4% for the comparable period in 2005.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.
Total revenue and variances in total revenue were reviewed in the preceding Performance Overview section.
Net Interest Margin (teb)

		Increase	Increase		Increase
		(Decrease)	(Decrease)		(Decrease)
(in basis points)	Q3-2006	vs. Q3-2005	vs. Q2-2006	YTD-2006	vs. YTD-2005
P&C Canada	260	(6)	8	257	(9)
P&C Chicagoland Banking	338	(5)	(7)	341	(11)

Personal and Commercial Client Group	272	(7)	4	270	(10)
Private Client Group	887	81	5	874	65
Investment Banking Group	48	(13)	2	49	(17)
Corporate Support, including Technology and Solutions (T&S)	nm	nm	nm	nm	nm

Total BMO	160	(8)	5	159	(8)

nm — not meaningful
Net interest income was $1,267 million, an increase of $23 million from the third quarter of last year. Net interest margin was 1.60%, down 8 basis points from a year ago. Average assets rose $21.8 billion. Average assets of Personal and Commercial Client Group increased $9.0 billion due to growth in both residential mortgages and personal and commercial loans, which have continued to grow strongly, in part due to active housing markets. Investment Banking Group’s average assets rose by $13.4 billion due to higher derivative assets, trading securities, reverse repos and corporate banking assets.
Personal and Commercial Client Group net interest margin fell 7 basis points from a year ago. P&C Canada net interest margin was 6 basis points lower, due to total loans growing faster than deposits, aggressive mortgage pricing in a competitive market and the interest rate environment. Rising interest rates caused narrower spreads on variable rate mortgage and loan products, mitigated by improved deposit spread. P&C Chicagoland Banking net interest margin was 5 basis points lower due to competitive pressures on loan pricing and the impact of lower investment rates earned on longer-term deposits, mitigated by pricing actions in certain deposit categories. Investment Banking Group net interest margin fell 13 basis points due to lower trading net interest income and lower spreads on corporate loans in the competitive rate environment in the United States and in interest-rate-sensitive businesses in the rising interest rate environment.
Net interest income includes interest earned on trading assets and the associated costs of funding those assets. The difference between these two amounts represents our trading net interest income. Most of the revenue related to these trading assets consists of mark-to-market gains. These gains are included in non-interest trading revenues and are significantly higher than trading net interest income. Trading net interest income was lower than a year ago, but improved from the second quarter. Lower trading net interest income was due primarily to increased funding costs and contributed to reductions in the net interest margin in Investment Banking Group relative to a year ago. Total interest and non-interest trading revenues were $172 million in the third quarter, up $41 million from the prior year but down $7 million from the strong trading revenues of the second quarter.
Relative to the second quarter, net interest income rose $124 million, in part due to three more calendar days in the third quarter. Average assets rose $11.8 billion, of which approximately three-quarters was attributable to Investment Banking Group. Net interest margin increased 5 basis points to 1.60%. P&C Canada’s net interest margin improved by 8 basis points, primarily due to disciplined pricing in certain deposit categories, shifts to higher spread products and increased mortgage refinancing fees as customers transferred from variable to fixed rate mortgages. P&C Chicagoland Banking net interest margin fell by 7 basis points, as improved spread on deposits was offset by a decrease in loan spreads, caused by competitive pressures. Net interest margin in Investment Banking Group rose 2 basis points, primarily due to improved trading net interest income and higher cash collections on previously impaired loans. Improved net interest income in Corporate Support contributed to BMO’s higher net interest margin.
BMO’s net interest margin was lowered by approximately 12 basis points in the first and second quarters of 2005 and by 8 basis points for the nine months ended July 31, 2005 because we were required to consolidate $21 billion of variable interest entity (VIE) assets in BMO’s balance sheet in the first half of 2005. The VIE assets lowered Investment Banking Group’s net interest margin by approximately 9 basis points in the first and second quarters of 2005 and by 6 basis points for the first nine months of 2005. On April 29, 2005, we completed a restructuring of these VIEs; consequently, the VIE assets were no longer included in BMO’s balance sheet as of that date.
Year to date, net interest income declined by $59 million to $3,623 million. Average assets increased $10.2 billion but were $24 billion higher, adjusted for the VIE assets. Approximately $10 billion of the latter increase was attributable to Personal and Commercial Client Group and the balance was primarily attributable to Investment Banking Group. BMO’s overall net interest margin was down 8 basis points or by 16 basis points excluding the impact of VIE assets. Net interest margin was lower in Canadian and U.S. retail and business banking and in Investment Banking Group, for reasons largely consistent with the explanation of the decline in the third quarter relative to a year ago.
BMO’s non-interest revenue in the third quarter increased $139 million or 12% from the prior year to $1,336 million, but increased $170 million or 15% excluding Harrisdirect. In P&C Canada, revenues included the $38 million gain on the MasterCard IPO, higher cards, securitization and insurance revenues as well as revenues from increased sales of term investment products and mutual funds. Private Client Group’s non-interest revenue was up strongly, after adjusting for the prior year’s $31 million contribution from Harrisdirect. The increase was driven by improved trade volumes in direct investing and higher managed asset levels in our mutual fund businesses. Investment Banking Group’s revenue also increased, driven by significantly higher trading income (commodity, equity, interest rate and foreign exchange) and increased securities commissions and mergers and acquisitions revenues. There was decreased debt and equity underwriting activity and lower net investment securities gains. BMO’s net investment securities gains totalled $51 million in the quarter, but were $13 million excluding the gain on the MasterCard IPO, down $24 million from a year ago. The weaker U.S. dollar reduced the overall pace of growth in non-interest revenues.
Relative to the second quarter, non-interest revenue declined $24 million or 1.7%. P&C Canada’s non-interest revenue rose strongly, driven by the gain on the MasterCard IPO and higher cards, securitization and insurance revenues. Private Client Group non-interest revenue declined, as trading commissions were lower due to seasonal factors and softer market conditions. Investment Banking Group’s non-interest revenue also declined, reflecting reductions in trading income and investment securities gains as well as lower equity and debt underwriting fees, partially offset by higher merger and acquisition fees. BMO’s net investment securities gains were $17 million lower, excluding the MasterCard IPO gain, while the weaker U.S. dollar also contributed to lower non-interest revenue.
Year to date, non-interest revenue increased $369 million or 10% to $3,995 million, but increased $475 million or 14% excluding Harrisdirect. Investment Banking Group’s non-interest revenue rose $310 million, as increased commodity derivatives trading revenues were up sharply due to favourable trading conditions and increased client activities associated with higher volatility in energy prices. Equity, foreign exchange and interest rate trading revenues were also higher. Merger and acquisition revenue improved significantly, while securities commissions and debt underwriting revenue also increased. Prior year revenues included the $44 million gain on the restructuring of VIEs. Private Client Group’s non-interest revenue was up strongly, after adjusting for the prior year’s $106 million contribution from Harrisdirect. The growth was driven by increased managed assets levels in the mutual fund businesses and higher commission and fee-based revenue in our brokerage businesses. Personal and Commercial Client Group revenue also increased, due to the MasterCard IPO gain, higher cards and insurance revenues and increased sales of term investment and mutual fund products, partially offset by lower securitization revenue. BMO’s net investment securities gains were down $25 million from the comparable period, excluding the MasterCard IPO gain. The weaker U.S. dollar reduced the overall pace of growth in non-interest revenues.
Non-Interest Expense
Non-interest expense in the third quarter of 2006 increased $31 million or 2.0% from a year ago to $1,600 million, but increased $98 million or 6.6% excluding Harrisdirect. The weaker U.S. dollar lowered expense growth by $41 million or 2.7%. There were increased severance costs in Investment Banking Group and higher revenue-based costs in Private Client Group. In Canada, retail and business banking costs rose due to higher employee-related costs resulting from an expansion of both our retail and commercial sales forces and higher marketing costs. Acquisition-related expenses and branch expansion drove the expense increase in P&C Chicagoland Banking. Increased initiative expenditures in both Canada and the United States added to retail and business banking expenses.
Non-interest expense increased $40 million or 2.7% from the second quarter, in part due to three more calendar days in the third quarter. There were increased employee-related costs in P&C Canada, related to the expansion of the sales forces. Expenses declined in P&C Chicagoland Banking, because of the weaker U.S. dollar and increased credit and marketing expenses in the second quarter. Costs rose in Private Client Group due to increased investment in our sales force, while lower performance-based costs reduced Investment Banking Group’s expenses.
Year to date, non-interest expense increased $34 million or 0.7% to $4,740 million, but increased $217 million or 4.8% excluding Harrisdirect. The weaker U.S. dollar lowered expense growth by $92 million or 2.0%. Increased expenses were primarily due to the same factors that contributed to higher expenses in the third quarter relative to a year ago.
The productivity ratio was 61.5% in the third quarter of 2006, compared with 64.3% a year ago and 62.3% in the second quarter. The cash productivity ratio improved 226 basis points from a year ago to 61.1%, or by 120 basis points excluding Harrisdirect in the year-ago period. Year to date, our productivity ratio improved 217 basis points from a year ago to 62.2%, while our cash productivity ratio improved by 162 basis points to 61.8%, the differing rates of change relating largely to the sale of Harrisdirect and the resulting reduction in the amortization of intangible assets, a non-cash charge.

Risk Management
Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q3-2006	Q2-2006	Q3-2005	YTD-2006	YTD-2005
New specific provisions	109	116	113	314	314
Reversals of previously established allowances	(34)	(15)	(19)	(66)	(100)
Recoveries of loans previously written-off	(33)	(35)	(21)	(88)	(52)

Specific provision for credit losses	42	66	73	160	162
Reduction of the general allowance	—	—	—	—	(40)

Provision for (recovery of) credit losses	42	66	73	160	122

Specific PCL as a % of average net loans and acceptances (annualized)	0.09%	0.14%	0.17%	0.12%	0.13%
PCL as a % of average net loans and acceptances (annualized)	0.09%	0.14%	0.17%	0.12%	0.10%

Changes in Gross Impaired Loans and Acceptances (GIL)
GIL, Beginning of Period	771	745	1,052	804	1,119
Additions to impaired loans & acceptances	83	173	91	334	318
Reductions in impaired loans & acceptances	(101)	(56)	(96)	(223)	(211)
Write-offs	(90)	(91)	(115)	(252)	(294)

GIL, End of Period	663	771	932	663	932

GIL as a % of gross loans & acceptances	0.35%	0.41%	0.54%	0.35%	0.54%
GIL as a % of equity and allowances for credit losses	3.86%	4.58%	5.93%	3.86%	5.93%

The provision for credit losses totalled $42 million in the quarter, compared with $73 million in the third quarter of 2005 and $66 million in the second quarter of 2006. Year to date, the provision totalled $160 million, compared with $122 million a year ago. The provision in the prior year to date was comprised of $162 million of specific provisions and a $40 million reduction in the general allowance. There was no reduction in the general allowance in the third quarter of 2006, or in the comparative quarters.
Specific provisions continue at low levels, representing an annualized 9 basis points of average net loans and acceptances, including securities purchased under resale agreements. Year to date, specific provisions represent an annualized 12 basis points of average net loans and acceptances, improving from 13 basis points in the prior year and continue to be appreciably lower than the 33 basis points average of the past five fiscal years. The components of the specific provision are outlined in the Provisions for Credit Losses table above. New specific provisions have remained consistent with 2005 levels but recoveries are significantly higher in 2006, due to favourable market conditions combined with our effective loan realization practices.
Gross impaired loans and acceptances decreased during the quarter to $663 million from $771 million in the second quarter, and from $932 million a year ago. Factors contributing to the changes are outlined in the preceding table. Impaired loan formations totalled $83 million, down from $173 million in the second quarter and $91 million a year earlier. Reductions in impaired loans included a $71 million loan that became impaired in the second quarter but was subsequently repaid in the third quarter. In the current quarter, $8 million in impaired loans were sold for proceeds totalling $17 million, resulting in recoveries of past write offs of $9 million. There were no sales of impaired loans in the third quarter of the prior year. Year to date, sales of impaired loans totalled $47 million with associated reversals and recoveries of $27 million, compared with sales of $31 million and reversals and recoveries of $10 million in the prior period.
The total allowance for credit losses of $1,107 million at the end of the third quarter was comprised of specific allowances of $164 million and a general allowance of $943 million. The specific allowance was down $14 million from the second quarter and down $64 million from a year ago. The decrease from a year ago was primarily due to the decline in impaired loans over the same period. The general allowance is maintained to absorb impairment in the current credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and increased $4 million from the second quarter, due to the impact of the change in the Canadian/U.S. dollar exchange rate on the U.S.-denominated portion of the general allowance. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.
BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 84.4% of the loan portfolio at the end of the third quarter, relatively unchanged from the second quarter and a year ago.
We continue to monitor those industry sectors considered to be of most concern in today’s economy, including auto, forestry and those sectors considered to be particularly sensitive to high energy prices and the strong Canadian dollar. BMO’s exposures to these sectors remains well within acceptable levels. We expect that short-term conditions will remain relatively stable, but continue to anticipate some weakening of the credit environment and an increase in provisions for credit losses over time. Based on these expectations and the year-to-date level of specific provisions, we now anticipate specific provisions of $250 million or less for the full year, below the 2006 target of $400 million or less established at the beginning of the year and the $325 million estimate established following the first quarter.
BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 70 to 73 of the 2005 Annual Report. Trading and underwriting Market Value Exposure and Earnings Volatility have increased quarter-over-quarter as a result of increased money market and commodities exposures. Structural Market Value Exposure (MVE) declined in the first quarter of 2006 as a result of lower modelled interest rate volatility. Interest rate volatility is derived from 10 years of historical data, which, starting in fiscal 2006, excludes the high volatility associated with fiscal 1995. Otherwise, there have been no significant changes to levels of liquidity and funding risk or structural market risk since the end of fiscal 2005. There were no significant changes to market risk or liquidity and funding management practices during the quarter or since the end of last year.

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

	Market value			12-month
(After-tax Canadian equivalent)	exposure (MVE)			earnings volatility
	Jul. 31	Apr. 30	Oct. 31	Jul. 31	Apr. 30	Oct. 31
	2006	2006	2005	2006	2006	2005
Trading and Underwriting	(23.5)	(12.5)	(11.6)	(14.6)	(11.2)	(9.1)
Structural	(251.9)	(267.1)	(326.3)	(23.5)	(26.1)	(28.1)

Total	(275.4)	(279.6)	(337.9)	(38.1)	(37.3)	(37.2)

*	Measured at a 99% confidence interval Losses are in brackets
Total Trading and Underwriting MVE Summary ($ millions)*

			For the quarter ended July 31, 2006		As at April 30, 2006	As at October 31, 2005
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity VaR	(13.8)	(5.8)	(13.8)	(2.4)	(5.7)	(3.2)
Equity VaR	(4.6)	(5.0)	(8.8)	(3.8)	(4.7)	(3.8)
Foreign exchange VaR	(2.6)	(3.3)	(5.1)	(0.2)	(0.5)	(0.4)
Interest rate VaR (mark-to-market)	(2.6)	(3.8)	(7.2)	(1.2)	(5.0)	(3.8)
Correlation	8.7	8.0	10.8	5.6	6.7	5.5

Comprehensive VaR	(14.9)	(9.9)	(14.9)	(7.4)	(9.2)	(5.7)
Interest rate VaR (accrual)	(16.9)	(11.2)	(17.3)	(5.6)	(5.7)	(8.0)
Issuer Risk	(4.3)	(4.9)	(6.6)	(3.5)	(4.3)	(4.1)

Total MVE	(36.1)	(26.0)	(36.1)	(18.0)	(19.2)	(17.8)

*	One-day measure using a 99% confidence interval Losses are in brackets and benefits are presented as positive numbers
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

				Earnings
	Economic			sensitivity
	value			over the next
(After-tax Canadian equivalent)}	sensitivity			12 months
	Jul. 31	Apr. 30	Oct. 31	Jul. 31	Apr. 30	Oct. 31
	2006	2006	2005	2006	2006	2005
100 basis point increase	(222.6)	(235.3)	(228.8)	21.6	20.4	25.1
100 basis point decrease	184.0	200.3	191.9	(17.2)	(19.9)	(22.4)
200 basis point increase	(468.7)	(487.3)	(478.0)	30.2	33.9	44.1
200 basis point decrease	322.7	351.7	347.3	(16.2)	(28.1)	(45.8)

*	Losses are in brackets and benefits are presented as positive numbers
Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.
The provision for income taxes decreased $6 million from the third quarter a year ago and increased $25 million from the second quarter to $232 million.
The effective tax rate for the quarter was 24.1%, compared with 23.6% in the second quarter and 29.6% in the third quarter a year ago.
Year to date, the provision for income taxes declined $12 million to $694 million. There were $52 million of recoveries of prior years’ income taxes recorded in the first nine months of 2005 and a $26 million recovery in the third quarter of 2006. The effective tax rate in the current year-to-date period was 25.5%, down from 28.5% in the comparable period a year ago, as business-based initiatives continue to reduce our effective tax rate. We consider the sustainable income tax rate to be 28-30%.

BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax recovery of $41 million in shareholders’ equity for the quarter and an income tax charge of $133 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.
Summary Quarterly Results Trends

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(Canadian $ in millions, except as noted)	2006	2006	2006	2005	2005	2005	2005	2004
Total revenue (teb)	2,603	2,503	2,512	2,650	2,441	2,428	2,439	2,279
Provision for credit losses — specific	42	66	52	57	73	46	43	37
Provision for credit losses — general	—	—	—	—	—	(40)	—	(50)
Non-interest expense	1,600	1,560	1,580	1,626	1,569	1,570	1,567	1,486

Net income	710	651	606	664	547	607	578	554

Basic earnings per share ($)	1.41	1.28	1.19	1.31	1.08	1.20	1.14	1.09
Diluted earnings per share ($)	1.38	1.25	1.17	1.28	1.07	1.17	1.11	1.07
Net interest margin	1.56	1.51	1.57	1.58	1.65	1.59	1.64	1.81
Canadian/U.S. dollar exchange rate (average)	1.12	1.14	1.16	1.18	1.24	1.23	1.21	1.26
Operating group net income:
P&C Canada	345	259	266	271	277	263	263	236
P&C Chicagoland Banking	31	27	34	34	30	30	31	31

Personal and Commercial Client Group	376	286	300	305	307	293	294	267
Private Client Group	85	96	94	107	63	77	73	53
Investment Banking Group	201	245	228	226	184	206	237	190
Corporate Support, including T&S	48	24	(16)	26	(7)	31	(26)	44

BMO Financial Group net income	710	651	606	664	547	607	578	554

BMO’s quarterly earnings trends were reviewed in detail on pages 76 and 77 of the 2005 Annual Report. The above table outlines summary results for the fourth quarter of fiscal 2004 through the third quarter of fiscal 2006. Although the most recent quarter’s provisions for credit losses were low, in part due to reversals and recoveries from sales, provisions have generally started to trend upward, affecting performance. In addition, quarterly results sometimes include significant items that affect the level of earnings and trend analysis. The first, second and fourth quarters of 2005 were affected by significant items. BMO’s pattern of growing earnings in consecutive quarters was interrupted in the fourth quarter of 2004 and into 2005, largely because of provisioning trends and significant items affecting quarterly results. Net interest margins have generally trended lower in the competitive, low interest rate environment but P&C Canada’s net interest margin improved in the most recent quarter, along with its profitability. Low effective tax rates contributed to BMO’s improved performance in the second and third quarters of 2006. Investment Banking Group’s results in 2006 have benefited from high, but declining, trading revenues. The weakening of the U.S. dollar has dampened revenue and expense growth over the past two years but has had a more modest impact on net income, in part due to our practice of hedging our currency exposure for the coming quarter.
BMO’s provision for credit losses declined during 2004 as we moved into a particularly favourable span of the credit cycle. Provisions were especially low in the fourth quarter of 2004 as we recorded high levels of reversals of previous allowances and recoveries of earlier write-offs. These reversals and recoveries were a significant component of the high net income in Corporate Support in that quarter.

A significant factor affecting results in 2006 in the context of trend analysis was the fourth quarter of 2005 sale of Harrisdirect, which was contributing $50 to $60 million to BMO’s quarterly revenues and expenses and a quarterly operating loss of about $5 million.
Balance Sheet
Total assets of $311.6 billion increased $17.7 billion from October 31, 2005. The increase reflects growth in net loans and acceptances ($15.6 billion), other assets ($1.5 billion) and securities ($1.2 billion), partially offset by a $0.6 billion decrease in cash resources.
The $15.6 billion increase in net loans and acceptances was largely due to a $5.6 billion increase in loans to businesses and governments, consistent with our strategy to grow our commercial business, and a $5.0 billion increase in residential mortgages and other personal loans, driven in part by the low interest rate environment and the active housing market. There was a $3.6 billion increase in securities borrowed or purchased under resale agreements, driven by customer demand, and $1.4 billion increase in acceptances, consistent with our strategy to grow the corporate banking portfolio.
During the quarter ended July 31, 2006, we changed our accounting policy for securities transactions from the trade date basis of accounting to the settlement date basis of accounting for the consolidated balance sheet. Prior periods’ financial statements have been restated for this change, as outlined in Note 2 to the unaudited interim consolidated financial statements.
The $1.2 billion increase in securities was comprised of a $0.6 billion increase in trading securities and a $0.6 billion increase in investment securities. The increases were due to normal trading and investing activity. The excess of investment securities’ book value over market value increased $22 million from October 31, 2005, to $25 million, mainly reflecting higher unrealized losses on fixed income investments in the rising interest rate environment, partially offset by higher unrealized gains on equity investments.
The $1.5 billion increase in other assets was mainly due to higher derivative assets, reflecting increased client activity and volatility in the interest rate, foreign exchange and commodities markets. The $0.6 billion decrease in cash resources was primarily due to lower interest bearing deposits with other banks, resulting from an interest rate environment unfavourable for reinvestment.
Liabilities and shareholders’ equity increased $17.7 billion from October 31, 2005, primarily due to increases in deposits ($8.3 billion), other liabilities ($8.3 billion) and shareholders equity ($0.9 billion).
Deposits by banks, which account for 13% of total deposits, increased $0.9 billion. Deposits by businesses and governments, which account for 49% of total deposits, increased $7.4 billion, while deposits from individuals, which account for 38% of total deposits, were unchanged. Increased deposits were used to fund the growth in loans, particularly in Investment Banking Group.
The $8.3 billion increase in other liabilities included a $5.5 billion increase in securities lent or sold under repurchase agreements, which was used to fund growth in trading securities and securities borrowed or purchased under resale agreements. The $2.6 billion change in derivative liabilities reflected increased client activity and volatility in the interest rate, foreign exchange and commodities markets.
Contractual obligations by year of maturity were outlined in Table 8 on page 81 of BMO’s 2005 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.
Capital Management
BMO’s Tier 1 capital ratio was 10.07%, down from 10.20% at the end of the second quarter and 10.30% at the end of 2005, but well above our minimum target of 8.0%. The decreases were primarily attributable to increases in risk-weighted assets. The increase in risk-weighted assets relative to the second quarter was largely due to loan growth in Investment Banking Group, while the increase from the end of 2005 was largely due to loan growth in both Personal and Commercial Client Group and Investment Banking Group.

The total capital ratio was 11.59%, compared with 11.76% at the end of the second quarter and 11.82% at the end of last year. Again, the decreases were primarily due to risk-weighted asset growth.
On May 24, 2006, BMO announced that it was increasing its target dividend payout range to 45-55% of net income available to common shareholders. The increase, from 35-45%, is reflective of our confidence in our continued ability to increase earnings and our strong capital position. Our disciplined approach to capital management will allow us to continue to execute our attractive growth strategies and maintain our longstanding commitment to enhancing shareholder value. In keeping with the new payout target, BMO also announced, at that time, a 17% increase in its third quarter dividend to common shareholders, increasing the quarterly dividend by $0.09 from $0.53 to $0.62 per common share, up 35% from $0.46 a year ago. The return on BMO common shares was the best of Canada’s major banks in the third quarter.
During the quarter, we repurchased 2,544,900 Bank of Montreal common shares under our common share repurchase program at an average cost of $61.90 per share, for a total cost of $158 million. Year to date, we repurchased 4,944,400 common shares at an average cost of $63.13 per share, for a total cost of $312 million. There have been 5,760,700 common shares repurchased under the existing normal-course issuer bid that expires on September 5, 2006 and pursuant to which BMO is permitted to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float. Our common share repurchase program is primarily intended to offset, over time, the impact of dilution caused by the exercise of stock options, our dividend reinvestment plan and the conversion of convertible shares. Subsequent to the quarter end, BMO’s Board of Directors authorized management to file a Notice of Intention to make a new normal-course issuer bid, subject to the approval of the Toronto Stock Exchange, to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float.
Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of August 16, 2006	Canadian dollar amount
Common shares	499,978,000
Class B Preferred Shares
Series 5	$200,000,000

Convertible into common shares:
Class B Preferred Shares
Series 4	$200,000,000
Series 6	$250,000,000
Series 10	$396,000,000

Stock options
- vested	20,635,000
- non-vested	3,754,000

Notes 20 and 21 to the audited financial statements on pages 118 and 119 and the table on page 60 in the
Annual MD&A included in the 2005 Annual Report provide details on share capital.
Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint venture and equity accounted investments on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally available only to preferred customers.

Preferred rate loan agreements were discussed in Note 26 of the audited consolidated financial statements on page 128 of the 2005 Annual Report. There have been no amounts advanced under these preferred rate loan agreements in fiscal 2006, except for mortgage loans related to staff transfers we initiated.
Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments, derivatives, and VIEs, which were described on page 61 of the 2005 Annual Report. There were no significant changes to these off-balance sheet arrangements during the nine months ended July 31, 2006.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2005 audited consolidated financial statements outline our significant accounting policies. Note 2 to the unaudited interim consolidated financial statements for the periods ended July 31, 2006 describes changes to our accounting policies.
We have adopted, on a retroactive basis, The Canadian Institute of Chartered Accountants (CICA’s) new accounting requirements on stock-based compensation. The new rules require that stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. Previously, we amortized the cost over the vesting period. Since most stock compensation awards are granted in the first quarter of each year, this change results in increased compensation expense in the first quarter of each year and decreased compensation expense for the remainder of the year. The change reduced compensation costs by $11 million ($8 million after tax) in the third quarter and increased compensation costs by $13 million ($9 million after tax) for the year to date and is more fully described in Note 2 to the unaudited interim consolidated financial statements.
We have adopted, on a retroactive basis, a change in accounting policy to account, for balance sheet purposes, for the purchase or sale of securities on a settlement date basis, rather than a trade date basis. The change results in reductions in trading securities and in amounts due to and amounts due from brokers. The change, which increased our net interest margin for the quarter and comparative periods by a small amount, is also more fully explained in Note 2 to the unaudited interim consolidated financial statements.
Pages 63 to 65 of the 2005 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.
Future Accounting Changes
Financial Instruments, Hedges and Comprehensive Income
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require us to account for all of our investment securities and hedging derivatives at fair value. When we adopt the new rules, on November 1, 2006, we will re-measure our securities and derivatives, as appropriate, and report a new section of shareholders’ equity called other comprehensive income. The impact of recording these assets and liabilities at fair value will be recognized in opening equity and results for prior periods will not be restated. We cannot determine the impact that these rules will have on our consolidated financial statements, as this will be dependent on fair values at the time of adoption.
Earnings per Share
The CICA withdrew the accounting standard amending the calculation of diluted earnings per share. The timing on the issuance of new guidance has not been determined.

REVIEW OF OPERATING GROUPS’ PERFORMANCE
The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2006, and outline some of their business achievements in the quarter.
Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 10 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.
Operating Groups’ Summary Income Statements and Statistics for Q3—2006

	Q3-2006					YTD-2006
				Corp.					Corp.
				incl.	Total				incl.	Total
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&S	BMO	P&C	PCG	IBG	T&S	BMO
Net interest income (teb)	943	148	201	(25)	1,267	2,741	424	582	(124)	3,623
Non-interest revenue	514	329	477	16	1,336	1,361	1,004	1,565	65	3,995

Total revenue (teb)	1,457	477	678	(9)	2,603	4,102	1,428	2,147	(59)	7,618
Provision for (recovery of) credit losses	86	1	20	(65)	42	258	2	60	(160)	160
Non-interest expense	845	341	387	27	1,600	2,425	1,000	1,207	108	4,740

Income before income taxes and non-controlling interest in subsidiaries	526	135	271	29	961	1,419	426	880	(7)	2,718
Income taxes (teb)	150	50	70	(38)	232	457	151	206	(120)	694
Non-controlling interest in subsidiaries	—	—	—	19	19	—	—	—	57	57

Net income Q3-2006	376	85	201	48	710	962	275	674	56	1,967

Net income Q2-2006	286	96	245	24	651

Net income Q3-2005	307	63	184	(7)	547	894	213	627	(2)	1,732

Other statistics
Net economic profit	218	54	77	—	349	495	185	306	(81)	905
Return on equity	24.4%	28.9%	17.3%	nm	20.3%	21.0%	31.7%	19.6%	nm	19.2%
Cash return on equity	25.0%	29.2%	17.3%	nm	20.6%	21.5%	32.1%	19.6%	nm	19.4%
Non-interest expense-to- revenue ratio (teb)	58.0%	71.6%	57.1%	nm	61.5%	59.1%	70.0%	56.2%	nm	62.2%
Cash non-interest expense-to- revenue ratio (teb)	57.4%	71.3%	57.1%	nm	61.1%	58.5%	69.7%	56.2%	nm	61.8%
Net interest margin (teb)	2.72%	8.87%	0.48%	nm	1.60%	2.70%	8.74%	0.49%	nm	1.59%
Average common equity	5,985	1,148	4,481	2,121	13,735	5,998	1,148	4,481	1,948	13,575
Average assets ($ billions)	137.7	6.6	165.5	4.9	314.7	135.5	6.5	158.7	4.7	305.5
Full-time equivalent staff	19,673	4,246	2,183	9,173	35,275

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP (P&C)

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2006	vs. Q3-2005			vs. Q2-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	943	37	4%		56	6%		2,741	105	4%
Non-interest revenue	514	92	22%		77	18%		1,361	113	9%

Total revenue (teb)	1,457	129	10%		133	10%		4,102	218	6%
Provision for credit losses	86	11	14%		—	—		258	33	15%
Non-interest expense	845	61	8%		43	5%		2,425	98	4%

Income before income taxes and non-controlling interest in subsidiaries	526	57	12%		90	21%		1,419	87	7%
Income taxes (teb)	150	(12)	(6%	)	—	—		457	19	4%
Non-controlling interest in subsidiaries	—	—	—		—	—		—	—	—

Net income	376	69	22%		90	31%		962	68	8%

Amortization of intangible assets (after tax)	7	(3)	(14%	)	(1)	(2%	)	23	(4)	(12%	)

Cash net income	383	66	21%		89	31%		985	64	7%

Return on equity	24.4%		1.3%			5.3%		21.0%		(1.6%	)
Cash return on equity	25.0%		1.2%			5.4%		21.5%		(1.8%	)
Non-interest expense-to- revenue ratio (teb)	58.0%		(1.1%	)		(2.6%	)	59.1%		(0.8%	)
Cash non-interest expense-to- revenue ratio (teb)	57.4%		(0.9%	)		(2.5%	)	58.5%		(0.6%	)
Net interest margin (teb)	2.72%		(0.07%	)		0.04%		2.70%		(0.10%	)
Average assets	137,656	8,980	7%		1,842	1%		135,518	9,747	8%

Financial Performance Review
Personal and Commercial Client Group represents the sum of our two retail and business banking operating segments, Personal and Commercial Client Group — Canada (P&C Canada) and Personal and Commercial Client Group — Chicagoland Banking (P&C Chicagoland Banking). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Client Group net income was $376 million for the third quarter of 2006, up $69 million or 22% from a year ago and up $90 million or 31% from the second quarter. Net income for the year to date was $962 million, up $68 million or 7.5% from a year ago.

P&C — Canada

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2006	vs. Q3-2005			vs. Q2-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	759	42	6%		59	8%		2,185	97	5%
Non-interest revenue	469	87	23%		72	19%		1,236	113	10%

Total revenue (teb)	1,228	129	12%		131	12%		3,421	210	7%
Provision for credit losses	78	11	17%		(1)	—		235	33	16%
Non-interest expense	676	62	10%		48	8%		1,922	91	5%

Income before income taxes and non-controlling interest in subsidiaries	474	56	14%		84	22%		1,264	86	7%
Income taxes (teb)	129	(12)	(7%	)	(2)	(1%	)	394	19	5%
Non-controlling interest in subsidiaries	—	—	—		—	—		—	—	—

Net income	345	68	25%		86	33%		870	67	9%

Amortization of intangible assets (after tax)	—	(2)	(30%	)	(2)	—		5	(2)	(29%	)

Cash net income	345	66	24%		84	33%		875	65	8%

Non-interest expense-to- revenue ratio (teb)	55.1%		(0.9%	)		(2.2%	)	56.2%		(0.8%	)
Cash non-interest expense-to- revenue ratio (teb)	54.9%		(0.9%	)		(2.2%	)	56.0%		(0.8%	)
Net interest margin (teb)	2.60%		(0.06%	)		0.08%		2.57%		(0.09%	)
Average assets	115,777	9,012	8%		1,899	2%		113,706	8,773	8%

Financial Performance Review
P&C Canada’s net income of $345 million for the third quarter of 2006 was up $68 million or 25% from the third quarter of 2005. The improvement was driven by the impact of the $38 million ($25 million after tax) gain on the MasterCard IPO, strong volume growth and a low effective tax rate related to a $26 million recovery of prior years’ income taxes. There was also higher revenue from cards and insurance as well as increased sales in term investments and mutual funds and higher securitization revenue. These factors were partially offset by lower net interest margin, an increase in the provision for credit losses and higher expenses.
Net income was up $86 million or 33% from the second quarter due to the MasterCard IPO gain, the low effective tax rate, volume growth, higher net interest margin, higher revenue from cards, insurance and securitization as well as the impact of three more calendar days than in the second quarter, partially offset by higher expenses.
Year to date, net income of $870 million was up $67 million or 8.5% from the comparable period in 2005. The improvement was attributable to the MasterCard IPO gain and strong volume growth, partially offset by the impact of lower net interest margin, higher provisions for credit losses and increased expenses. The overall effective tax rate was comparable in both year-to-date periods, as the current quarter included a $26 million tax recovery and the second quarter of 2005 included a $20 million recovery.
Revenue for the quarter rose $129 million or 12% from the third quarter of 2005 to $1,228 million. The increase was driven by the MasterCard IPO gain and strong volume growth in both personal and commercial products. There were also higher cards, insurance and securitization revenues as well as increased sales of term investment products and mutual funds, partially offset by the impact of lower net interest margin. Net interest margin was 6 basis points lower than a year ago due to total loans growing faster than deposits, aggressive mortgage pricing in a competitive market and the interest rate environment. Rising interest rates caused narrower spreads on variable rate mortgage and loan products, mitigated by improved deposit spread.
Relative to the second quarter, revenue rose $131 million or 12% as a result of the MasterCard IPO gain, strong volume growth across most product lines, the impact of three more calendar days in the current quarter, higher revenue from cards, insurance and securitization, and an 8 bps increase in net interest margin. The increased net interest margin was due to disciplined pricing in certain deposit categories, shifts to higher-spread products and increased mortgage refinancing fees as customers transferred from variable to fixed rate mortgages.

Year to date, revenue increased $210 million or 6.6% to $3,421 million. The factors contributing to the increase were largely consistent with those responsible for the year-over-year increase for the quarter.
The provision for credit losses was $78 million, up $11 million from a year ago but consistent with the second quarter. Year to date, the provision for credit losses was $235 million, up $33 million from a year ago. The increases from a year ago are due to higher lending volumes and more detailed commercial credit information as a result of the improved risk management framework that results from our Basel initiative. BMO’s practice is to charge loss provisions to the client operating groups each year using an expected loss provision methodology based on each group’s share of expected credit losses over an economic cycle.
Non-interest expense of $676 million in the third quarter was up $62 million or 10% from a year ago due to higher employee-related costs resulting from an expansion of both our retail and commercial sales forces and increased marketing and initiative expenditures. Initiatives underway in 2006 include further investment in our physical distribution network, including the replacement of our ABM network, and enhancement of technology for front-line sales and service representatives to increase capacity and improve customer service.
Relative to the second quarter, non-interest expense increased $48 million or 7.7%, primarily due to higher employee-related costs and the impact of three more calendar days. Year to date, non-interest expense was $1,922 million, up $91 million or 5.0% from the comparable period in 2005, due to the expansion of the sales forces, increased marketing expenses and other initiatives.
P&C Canada’s productivity ratio in the quarter improved 95 basis points from a year ago to 55.1% and 224 basis points from the second quarter. Year to date, our productivity ratio improved by 85 basis points to 56.2% and the cash productivity ratio improved by 75 basis points to 56.0%.
Business Developments and Achievements
P&C Canada’s priorities for fiscal 2006 are outlined on page 45 of BMO’s 2005 Annual Report. Notable business developments and achievements in the third quarter in support of our 2006 priorities are listed below.
•	On August 3, we announced that we had signed an agreement in principle to acquire bcpbank Canada for $41 million. bcpbank Canada serves 28,000 customers through eight branches and has a reputation for being the first choice for financial services in the extensive Portuguese-Canadian community. The transaction is subject to regulatory approval and is expected to close in the first quarter of fiscal 2007.

•	There was strong growth in average loans and acceptances, which increased $10.7 billion or 10.0% from the third quarter of 2005 and $2.7 billion or 2.3% from the second quarter. Personal and commercial deposits grew $1.2 billion or 2.9% from a year ago and $0.8 billion or 1.8% from the second quarter.

•	The most recently available data (March 2006) indicates that BMO continued to rank second in Canadian business banking market share for business loans $5 million and below. Business banking market share declined 21 basis points from the prior year and declined 2 basis points from the preceding quarter to 18.64%. Total commercial loans and acceptances increased by $1.8 billion or 6.6% from the third quarter of 2005 and total deposits grew by $1.4 billion or 7.9%. The Canadian Bankers Association (CBA) issues business banking market share statistics on a one-calendar quarter lag basis.

•	Our total share of the Canadian banking industry’s personal market business was 13.03%, a decrease of 12 basis points from the previous quarter but up 4 basis points from a year ago. Personal market share statistics are based on June data, the most recently available.

•	In 2006, we began an initiative to replace our entire ABM network, in part to provide enhanced security features to protect customer information. Through the end of the third quarter, we have replaced more than 1,000 of the machines and are on track to replace the entire network by the end of the year.

•	In May, we launched an enhanced personal deposit offer that is attracting more customer interest than expected. Customers are responding to both the value and convenience in the Performance Plan.
P&C – Chicagoland Banking

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2006	vs. Q3-2005			vs. Q2-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	184	(5)	(3%	)	(3)	(1%	)	556	8	2%
Non-interest revenue	45	5	8%		5	7%		125	—	—

Total revenue (teb)	229	—	—		2	—		681	8	1%
Provision for credit losses	8	—	—		1	2%		23	—	—
Non-interest expense	169	(1)	(1%	)	(5)	(3%	)	503	7	1%

Income before income taxes and non-controlling interest in subsidiaries	52	1	—		6	14%		155	1	—
Income taxes (teb)	21	—	—		2	11%		63	—	—
Non-controlling interest in subsidiaries	—	—	—		—	—		—	—	—

Net income	31	1	—		4	16%		92	1	—

Amortization of intangible assets (after tax)	7	(1)	(7%	)	1	2%		18	(2)	(5%	)

Cash net income	38	—	—		5	13%		110	(1)	(1%	)

Non-interest expense-to- revenue ratio (teb)	73.9%		—			(2.7%	)	73.9%		0.3%
Cash non-interest expense-to-revenue ratio (teb)	70.7%		0.2%			(2.7%	)	70.6%		0.4%
Net interest margin (teb)	3.38%		(0.05%	)		(0.07%	)	3.41%		(0.11%	)
Average assets	21,879	(32)	—		57	—		21,812	974	5%

P&C — Chicagoland Banking Select Financial Data (U.S. $ in millions)
Net interest income (teb)	165	12	8%		1	1%		489	42	9%
Non-interest revenue	40	7	21%		4	11%		110	7	7%

Total revenue (teb)	205	19	10%		5	3%		599	49	9%
Non-interest expense	151	13	9%		(2)	(1%	)	442	37	9%
Net Income	28	3	12%		4	17%		81	6	8%
Average assets	19,596	1,853	10%		374	2%		19,174	2,187	13%

Financial Performance Review
P&C Chicagoland Banking’s net income of $31 million for the third quarter of 2006 was up $1 million from the third quarter of 2005 and up $4 million or 16% from the second quarter of 2006. Year to date, net income of $92 million was up $1 million from a year ago.
Revenue for the quarter of $229 million was unchanged from the same quarter a year ago. Excluding the impact of the weaker U.S. dollar, revenue increased $24 million or 9.8%, driven by the acquisition of Villa Park Trust and Savings Bank (Villa Park), strong consumer and commercial loan growth and improved non-core deposit spread. Net interest margin decreased by 5 basis points due to competitive pressures on loan pricing and the impact of lower investment rates earned on longer-term deposits, mitigated by pricing actions in certain deposit categories. BMO’s operating groups earn a spread on both their loans and deposits; however, net interest margin represents net interest income as a percentage of assets. Since P&C Chicagoland Banking’s loan growth has surpassed its deposit growth over time, its net interest margin has been negatively affected.
Revenue increased $2 million or 0.3% from the second quarter, but increased $7 million or 2.6% after adjusting for the impact of the weaker U.S. dollar. The effect of loan and deposit growth and improved deposit spreads was partially offset by decreased loan spreads. Net interest margin fell 7 basis points due to lower loan spreads. Year to date, revenue increased $8 million or 0.9% to $681 million, but increased $61 million or 8.8% excluding the impact of the weaker U.S. dollar. The increase was due to strong loan growth, improved deposit spread, the acquisition of Villa Park and new branches, partially offset by the impact of lower loan spreads.

Non-interest expense of $169 million in the third quarter was down $1 million or 0.7% from a year ago, but increased $17 million or 9.7% excluding the impact of the weaker U.S. dollar. The increase was due to acquisition-related expenses and branch expansion. Expenses decreased $5 million or 3.1% from the second quarter or by $1 million and 1.0% after adjusting for the weaker U.S. dollar, as a result of higher credit origination and marketing expenses in the second quarter. Year to date, non-interest expense increased $7 million or 1.3% to $503 million, but increased $45 million or 9.1% excluding the impact of the weaker U.S. dollar. These increases were primarily due to acquisition-related expenses, branch expansion and our initiative to enhance our branch technology platform.
P&C Chicagoland Banking’s productivity ratio in the quarter deteriorated 3 basis points from a year ago but improved 265 basis points from the second quarter to 73.9%. Year to date, the productivity ratio deteriorated by 27 basis points to 73.9%, while our cash productivity ratio slipped by 48 basis points to 70.6%.
P&C Chicagoland Banking’s net income represented 8.3% of total Personal and Commercial Client Group net income in the third quarter of 2006, compared with 9.8% in the prior year and 9.4% in the second quarter. Year to date, P&C Chicagoland Banking’s earnings represented 9.6% of the Group’s net income, compared with 10.2% in the comparable period of 2005.
BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in P&C Chicagoland Banking on a pro-forma basis. The table reflects the inclusion of $106 million of corporate mid-market revenue and $37 million of net income in P&C Chicagoland Banking’s results for the quarter and $315 million of revenue and $99 million of net income for the year to date.
If results of the U.S. mid-market banking unit were included in P&C Chicagoland Banking’s results, P&C Chicagoland Banking’s non-interest expense-to-revenue ratio for this quarter would be 61.4%, compared with 73.9% as currently reported. On a similarly-adjusted basis, net income from U.S. operations would represent 16.6% of Personal and Commercial Client Group’s earnings for the quarter, compared with 8.3% as currently reported, while revenue from U.S. operations would represent 21.4% of the Group’s revenue for the quarter, compared with 15.7% as currently reported.
P&C Chicagoland Banking adjusted to include U.S.-based mid-market business

		Increase (Decrease)			{Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2006	vs. Q3-2005			vs. Q2-2006			YTD-2006	vs. YTD-2005
Revenue (teb)	335	(2)	(1%	)	6	1%		996	(13)	(1%	)
Net income	68	5	7%		10	21%		191	(7)	(4%	)
Non-interest expense-to- revenue ratio	61.4%		(2.0%	)		(5.0%	)	63.4%		1.4%

Business Developments and Achievements
P&C Chicagoland Banking’s priorities for fiscal 2006 are outlined on page 47 of BMO’s 2005 Annual Report. Notable business developments and achievements in the third quarter in support of our 2006 priorities are listed below.
•	Loans increased US$2.3 billion or 14.9% from a year ago. Consumer loans grew 15.5% in a highly competitive market, while small business loans grew 13.3%.

•	Our Net Promoter Score, a measure of the strength of our customer loyalty, increased to 37 from 35 last quarter, while our Retail Secure Customer Index held steady at 42.

PRIVATE CLIENT GROUP (PCG)

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2006	vs. Q3-2005			vs. Q2-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	148	1	1%		10	7%		424	(6)	(1%	)
Non-interest revenue	329	(3)	(1%	)	(20)	(6%	)	1,004	(30)	(3%	)

Total revenue (teb)	477	(2)	—		(10)	(2%	)	1,428	(36)	(2%	)
Provision for credit losses	1	—	—		1	nm		2	(1)	(39%	)
Non-interest expense	341	(40)	(10%	)	4	1%		1,000	(131)	(12%	)

Income before income taxes	135	38	40%		(15)	(10%	)	426	96	29%
Income taxes (teb)	50	16	49%		(4)	(5%	)	151	34	29%

Net income	85	22	35%		(11)	(12%	)	275	62	29%

Amortization of intangible assets (after tax)	1	(7)	(89%	)	(1)	(14%	)	4	(24)	(89%	)

Cash net income	86	15	21%		(12)	(12%	)	279	38	15%

Return on equity	28.9%		13.3%			(5.2%	)	31.7%		13.9%
Cash return on equity	29.2%		11.6%			(5.3%	)	32.1%		11.9%
Non-interest expense-to- revenue ratio (teb)	71.6%		(8.0%	)		2.4%		70.0%		(7.3%	)
Cash non-interest expense-to-revenue ratio (teb)	71.3%		(5.6%	)		2.5%		69.7%		(4.9%	)
Net interest margin (teb)	8.87%		0.81%			0.05%		8.74%		0.65%
Average assets	6,611	(612)	(9%	)	183	3%		6,490	(622)	(9%	)

PCG U.S. Business Select Financial Data (U.S. $ in millions)
Total revenue	64	(36)	(36%	)	6	10%		185	(123)	(40%	)
Non-interest expense	65	(43)	(40%	)	8	14%		181	(127)	(41%	)
Net Income	(2)	5	71%		(3)	(+100%	)	3	5	+100%
Cash net income	(1)	(1)	(100%	)	(3)	(+100%	)	5	(15)	(75%	)
Average assets	2,095	(717)	(25%	)	(7)	(1%	)	2,114	(692)	(25%	)

nm — not meaningful
Financial Performance Review
Net income in the third quarter increased $22 million or 35% from a year ago to $85 million, increasing 13% excluding Harrisdirect. Higher earnings were achieved across all lines of business through the Group’s ongoing focus on revenue growth. Results in the third quarter of 2005 included $12 million after tax of operating loss related to Harrisdirect. Relative to the second quarter, net income declined $11 million or 12%. Year to date, net income improved $62 million or 29% from the comparable period in 2005 to $275 million, or by $45 million and 20% excluding Harrisdirect.
Revenue of $477 million in the third quarter declined $2 million from a year ago, but increased $46 million or 11% excluding the operating results of Harrisdirect and by $54 million or 13% after also excluding the impact of the weaker U.S. dollar. Strong revenue growth was driven by increased managed asset levels in the mutual fund businesses and higher client trade volumes in direct investing. Higher deposit spreads and moderate balance growth contributed to increased net interest income.
Relative to the second quarter, revenue declined $10 million or 2.0%, due primarily to lower commission revenue in full-service and direct investing, the result of seasonally lower third quarter client trade volumes and softer market conditions. This was partially offset by higher net interest income. Year to date, revenue declined $36 million from the comparable period in 2005, but increased $120 million or 9.3% excluding the operating results of Harrisdirect and by $138 million or 11% after also excluding the impact of the weaker U.S. dollar. All lines of business contributed to the growth in operating revenue.
Non-interest expense of $341 million in the third quarter declined $40 million from a year ago, but increased $27 million or 8.9% excluding Harrisdirect and by $34 million or 11% after also excluding the impact of the weaker U.S. dollar. Expense growth was attributable primarily to higher revenue-based costs. Our productivity ratio improved 800 basis points from a year ago, or by 131 basis points excluding Harrisdirect. Relative to the second quarter, expenses grew $4 million or 1.4%, due primarily to increased investment in our sales force. Year to date, expenses decreased $131 million from the comparable period in 2005, but increased $52 million or 5.5%

excluding Harrisdirect and by $67 million or 7.1% after also excluding the impact of the weaker U.S. dollar. This increase was primarily due to higher revenue-based costs.
Our U.S. operations are comprised of private banking and investment management. Excluding Harrisdirect, revenue increased US$4 million from the prior year, driven by fee-based revenue growth in private banking. Net income declined US$5 million, excluding Harrisdirect, primarily due to increased investment in our investment management business.
Business Developments and Achievements
The Group’s priorities for fiscal 2006 are outlined on page 50 of BMO’s 2005 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2006 objectives are listed below.
•	The Group’s $280 billion of assets under management and administration, including term deposits, declined $5 billion or 5.2% year-over-year. Assets under management increased 17% and assets under administration increased 13%, excluding the effect of the weaker U.S. dollar and the sale of Harrisdirect. Term investment products increased 5.1%.

•	BMO Mutual Funds continued to outperform the mutual fund industry in quarterly net sales and our asset growth exceeded the average of the industry and the other major Canadian banks. In the past three years, BMO Mutual Funds’ assets have grown by more than 75%.

•	BMO Mutual Funds launched two new funds, BMO Income Trust Fund and BMO Diversified Income Fund. The new funds will provide investors with tax efficient monthly cash distributions, in response to the growing demand for income in retirement.

•	Guardian Group of Funds launched a new asset allocation product, GGOF Solutions. GGOF Solutions helps investors select from among five fully diversified portfolios, each optimized for different levels of risk, offering clients a comprehensive and personalized investing option that is simple to use.

•	Harris Investment Management, Inc. completed its strategic alliance with The Phoenix Companies, Inc. this quarter. Phoenix is now the investment adviser, distributor and administrator of the Harris Insight Funds, while Harris Investment Management continues to manage the majority of the Insight Funds as sub-adviser. The transaction has no material impact on the financial results of the Group.

INVESTMENT BANKING GROUP (IBG)

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2006	vs. Q3-2005			vs. Q2-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	201	(31)	(14%	)	27	15%		582	(198)	(25%	)
Non-interest revenue	477	62	15%		(75)	(13%	)	1,565	310	25%

Total revenue (teb)	678	31	5%		(48)	(7%	)	2,147	112	6%
Provision for credit losses	20	(4)	(18%	)	—	—		60	(14)	(19%	)
Non-interest expense	387	13	4%		(22)	(5%	)	1,207	102	9%

Income before income taxes	271	22	8%		(26)	(9%	)	880	24	3%
Income taxes (teb)	70	5	6%		18	33%		206	(23)	(10%	)

Net income	201	17	9%		(44)	(18%	)	674	47	7%

Amortization of intangible assets (after tax)	—	—	—		—	—		1	—	—

Cash net income	201	17	9%		(44)	(18%	)	675	47	7%

Return on equity	17.3%		(0.7%	)		(4.6%	)	19.6%		(1.1%	)
Cash return on equity	17.3%		(0.7%	)		(4.6%	)	19.6%		(1.1%	)
Non-interest expense-to- revenue ratio (teb)	57.1%		(0.5%	)		0.8%		56.2%		1.9%
Cash non-interest expense-to-revenue ratio (teb)	57.1%		(0.5%	)		0.9%		56.2%		2.0%
Net interest margin (teb)	0.48%		(0.13%	)		0.02%		0.49%		(0.17%	)
Average assets	165,473	13,386	9%		9,640	6%		158,715	1,263	1%

IBG U.S. Business Select Financial Data (U.S. $ in millions)
Revenue	280	42	18%		(17)	(6%	)	884	108	14%
Non-interest expense	166	34	26%		13	8%		485	119	33%
Net income	61	3	5%		(18)	(23%	)	219	(13)	(6%	)
Average assets	48,678	14,969	44%		6,572	16%		44,775	9,658	28%

nm — not meaningful
Financial Performance Review
Net income for the third quarter of 2006 of $201 million increased $17 million or 9.0% from the third quarter of 2005, driven primarily by growth in revenues. Net income decreased by $44 million or 18% from the second quarter, due to reduced revenues in a weaker capital markets environment and a low effective tax rate in the second quarter. Year to date, net income was $674 million, an increase of $47 million or 7.4%. Results in the prior year-to-date period included $44 million ($37 million after tax) of revenue recognized on restructuring VIEs in the second quarter of 2005.
Revenue for the third quarter of 2006 increased $31 million or 4.6% from a year ago and by $64 million or 9.7% after excluding the impact of the weaker U.S. dollar. The increase was driven by higher trading income (commodity, equity, interest rate and foreign exchange), increased securities commissions and cash collections on previously impaired loans. These factors were partially offset by decreased investment securities gains, lower equity and debt underwriting activity, spread compression in interest-rate-sensitive businesses and further reductions in non-core assets. Lower spreads on corporate banking assets more than offset the effect of higher asset levels.
Net interest income includes interest earned on trading assets and the associated costs of funding those assets. The difference between these two amounts represents our trading net interest income. Most of the revenue related to these trading assets consists of mark-to-market gains. These gains are included in non-interest trading revenues and are significantly higher than trading net interest income. Trading net interest income was lower than in the prior year but improved from the second quarter. Reduced trading net interest income is due primarily to increased funding costs and contributes to reductions in the Group’s net interest margin. Total trading revenues were strong in the third quarter, with results up from the prior year, but decreased from the very strong trading revenue of the second quarter.
Net interest income in the third quarter and for the year to date declined from the comparable periods in 2005 due to lower trading net interest income, the continuing effect of compressed spreads in interest-rate-sensitive businesses, the run-off of non-core assets and reduced spreads on corporate banking assets in the competitive environment. These factors also contributed to a decline in net interest margin. The Group’s net interest margin was lowered by 6 basis points in the first nine months of 2005 because of the inclusion of $21 billion of VIE assets in IBG’s balance sheet for the first six months of 2005. As such, excluding the impact of VIE assets, the Group’s net interest margin for the year to date was 23 basis points lower than in the comparable period last year.
Revenue declined $48 million or 6.6% from the second quarter, reflecting lower equity and debt underwriting fees, reductions in trading income and a $7 million decline in investment securities gains, partially offset by higher merger and acquisition and lending fees.
Year to date, revenue increased $112 million or 5.5%, and by $156 million or 7.8% excluding the VIE revenue of a year ago. The impact of the weaker U.S. dollar lowered revenue growth by $79 million or 3.9%. Trading revenues were appreciably higher than in 2005, particularly commodity derivatives trading revenues, which have benefited from favourable trading conditions and increased client activities associated with high volatility in energy prices. Significantly higher mergers and acquisitions fees and an increase in commission revenues and debt underwriting also contributed to the revenue increase. Strong corporate banking asset growth was more than offset by reductions in spreads, while net investment securities gains were lower and there were further reductions in non-core assets, as planned.
Non-interest expense of $387 million in the third quarter increased $13 million or 3.7% relative to a year ago, but increased $29 million or 7.9% excluding the impact of the weaker U.S. dollar. The increase was primarily due to higher severance costs. Relative to the second quarter, expenses declined $22 million or 5.2%, due to reduced performance-based compensation costs, mainly related to lower fee-based and trading revenues. Year to date, non-interest expense was $1,207 million, up $102 million or 9.3% from a year ago and up $137 million or 13% excluding the impact of the weaker U.S. dollar. The increase was largely due to higher performance-based compensation costs. Stronger revenues in 2006 have been concentrated in businesses with relatively higher variable costs.
The Group’s productivity ratio for the quarter improved by 53 basis points from a year ago but deteriorated by 84 basis points from the second quarter to 57.1%. Year to date, the Group’s productivity ratio deteriorated by 194 basis points to 56.2%.
Net income from U.S. operations of US$61 million was US$3 million higher than in the prior year, as increased commodity derivative trading revenues and securities commissions were only partially offset by higher expenses. Net income from U.S. operations was US$18 lower than in the second quarter, as reductions in trading revenues and investment securities gains and higher expenses were partially offset by improved commission revenues and lending fees. Net income from U.S. operations represented 34% of the Group’s net income this quarter, compared with 39% a year ago and 36% in the second quarter.
Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. In the quarter, the revenue from our mid-market portfolio represented 16% of total Group revenue and 34% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of P&C Chicagoland Banking’s business are included in that operating segment’s section of the MD&A.

Business Developments and Achievements
The Group’s priorities for fiscal 2006 are outlined on page 54 of BMO’s 2005 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2006 priorities are listed below.
•	During the quarter, we were proud to unveil our new name, BMO Capital Markets, which unites the investment banking functions in Canada and the United States under a single banner. The move signifies our commitment to provide a full range of capabilities to clients in North America and other key international markets.
•	In Canada, BMO Capital Markets participated in 101 new deals, including 25 corporate debt deals, two issues of preferred shares, 57 common equity transactions, and 17 government debt issues, raising a total of $22.4 billion. We were co-lead on a series of bond financings totalling $900 million for GE Capital Funding Co. in a two-dealer syndicate. We were sole lead bank in a number of noteworthy transactions. These included $300 million Gaz Metropolitan 15- and 30-year first mortgage bonds, AMEX Canada’s $350 million five-year bond issue, and the initial public Canadian debt offering for RESCAP — a $250 million debt private placement. On the government side, we continued in the bookrunner group for the third successive time for Canada Housing Trust on their $5.1 billion quarterly mortgage bond offering.

•	In the United States, BMO Capital Markets served as co-manager on the US$2.6 billion IPO for MasterCard Incorporated, the only Canadian dealer on the cover. MasterCard’s IPO was the second largest IPO in the United States to date in 2006.

•	M&A activity included acting as financial advisor to Teck Cominco in its proposed $17 billion acquisition of Inco Ltd., and to Royal Group Technologies Ltd., which was acquired by Georgia Gulf Corp for US$1.54 billion. Our Houston-based Energy & Power group advised Petrohawk Energy Corporation in its US$1.9 billion merger with KCS Energy Inc. As part of the deal financing, BMO Capital Markets provided US$125 million in senior secured notes to Petrohawk.

•	We were the exclusive financial advisor to Bay View Capital Corporation in its US$68 million merger with Great Lakes Bancorp, Inc. BMO Capital Markets successfully structured a reverse merger transaction, which at the same time preserved the NYSE public listing of the legal buyer, Bay View.

•	The U.S. Securitization Group (USSG) continued its strong performance in the quarter. The group closed 14 conduit transactions during the quarter (adding five new deals and three new clients) and five term transactions — two lead manager and three co-manager roles. Conduit levels are on pace to reach 25% growth over last year. USSG, together with Harris, also completed a $350 million, 364-day revolving bank facility and a $350 million, three-year revolving conduit facility for PHH Home Loans, LLC. A $200 million revolving conduit warehouse facility for Flagship Funding, LLC was another noteworthy transaction. In the second quarter, USSG and the private placements group had arranged an $80 million private equity placement for Flagship.

•	We participated in the second annual Equity Through Education event held on May 17. Equity Through Education is an important charitable and diversity initiative in which the day’s institutional trading commissions in Canada and the U.S. are donated to several educational charities benefiting diverse groups. This year’s effort raised $1.6 million, which was donated to four charities in Canada and three in the United States.

•	Greenwich Associates released the results of its annual fixed income investor survey. BMO Capital Markets took top honours in overall quality, market penetration, sales and interest rate derivatives. We ranked second overall for research and market making.

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase			Increase				Increase
		(Decrease)			(Decrease)				(Decrease)
(Canadian $ in millions, except as noted)	Q3-2006	vs. Q3-2005			vs. Q2-2006			YTD-2006	vs. YTD-2005
Net interest income (teb)	(25)	16	39%		31	56%		(124)	40	24%
Non-interest revenue	16	(12)	(40%	)	(6)	(28%	)	65	(24)	(26%	)

Total revenue (teb)	(9)	4	37%		25	74%		(59)	16	21%
Provision for (recovery of) credit losses	(65)	(38)	(+100%	)	(25)	(59%	)	(160)	20	11%
Non-interest expense	27	(3)	(11%	)	15	+100%		108	(35)	(25%	)

Income before taxes and non-controlling interest in subsidiaries	29	45	+100%		35	+100%		(7)	31	80%
Income taxes (teb)	(38)	(15)	(66%	)	11	17%		(120)	(42)	(55%	)
Non-controlling interest in subsidiaries	19	5	33%		—	—		57	15	34%

Net income (loss)	48	55	+100%		24	+100%		56	58	+100%

Corporate Support U.S. Business Select Financial Data (U.S. $ in millions)
Revenue	(22)	—	—		(8)	(57%	)	(62)	6	9%
Provision for credit losses	(32)	(32)	(+100%	)	(23)	(+100%	)	(59)	—	—
Non-interest expense	11	14	+100%		8	100%		16	(22)	(58%	)
Income taxes	(20)	(4)	(25%	)	(13)	(100%	)	6	11	+100%
Net income (loss)	14	22	+100%		19	+100%		6	11	+100%
Average assets	4,026	(350)	(8%	)	(479)	(11%	)	4,339	(317)	(7%	)

Corporate Support
Corporate Support includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
Technology and Solutions
Technology and Solutions (T&S) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. The Group focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.
Net income for the quarter was $48 million, compared with a net loss of $7 million in the third quarter of 2005. The improvement was attributable to reductions in provisions for credit losses and income taxes.
Relative to the second quarter, net income increased $24 million due to improved revenues and a reduced provision for credit losses, partially offset by increased costs. For the year to date, net income increased $58 million to $56 million. The improvement was attributable to higher revenue, reduced expenses and more favourable income taxes, partially offset by a reduced recovery of credit losses. The prior year’s results included the $10 million net impact of a $40 million ($26 million after tax) reduction in the general allowance for credit losses and a $25 million ($16 million after tax) litigation provision.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Business Developments and Achievements
T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. The following notable business development was supported by T&S in the third quarter of 2006.
•	BMO Financial Group’s new data centre and office building in Barrie opened on schedule on July 4th. The Barrie Computer Centre is a highly robust facility, featuring the most advanced safety and business continuity features available for a data centre environment, including fail-safe systems for all major environmental controls and advanced building security. By creating an operations environment that parallels existing data centre facilities and by implementing new infrastructure technology and processes, BMO is able to rapidly adapt and respond to risks and opportunities while maintaining continuous business operations. The facility has also been engineered with advanced mechanical and electrical design capabilities to achieve operational cost efficiencies for BMO.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

	For the three months ended						For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	Change from	July 31,	July 31,	Change from
(Unaudited) (Canadian $ in millions, except as noted)	2006	2006	2006	2005	2005	July 31, 2005	2006	2005	July 31, 2005
Income Statement Highlights
Total revenue	$2,570	$2,473	$2,481	$2,620	$2,411	6.7%	$7,524	$7,219	4.2%
Total revenue (teb) (a)	2,603	2,503	2,512	2,650	2,441	6.7	7,618	7,308	4.3
Provision for credit losses	42	66	52	57	73	(42)	160	122	31.2
Non-interest expense	1,600	1,560	1,580	1,626	1,569	2.0	4,740	4,706	0.7
Net income	710	651	606	664	547	29.8	1,967	1,732	13.6

Common Share Data ($)
Diluted earnings per share	$1.38	$1.25	$1.17	$1.28	$1.07	$0.31	$3.80	$3.35	$0.45
Diluted cash earnings per share (a)	1.40	1.27	1.19	1.32	1.10	0.30	3.86	3.46	0.40
Dividends declared per share	0.62	0.53	0.49	0.49	0.46	0.16	1.64	1.36	0.28
Book value per share	28.21	27.47	26.95	26.48	25.94	2.27	28.21	25.94	2.27
Closing share price	63.95	64.67	68.30	57.81	61.10	2.85	63.95	61.10	2.85
Total market value of common shares ($ billions)	32.0	32.4	34.3	28.9	30.6	1.4	32.0	30.6	1.4

	As at
	July 31,	April 30,	January 31,	October 31,	July 31,	Change from
	2006	2006	2006	2005	2005	July 31, 2005
Balance Sheet Highlights
Assets	$311,609	$306,307	$299,223	$293,862	$286,059	8.9%
Net loans and acceptances	189,893	187,561	178,582	174,337	171,618	10.6
Deposits	202,094	194,488	193,259	193,793	188,750	7.1
Common shareholders’ equity	14,107	13,779	13,548	13,246	12,970	8.8

	For the three months ended					For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2006	2006	2006	2005	2005	2006	2005
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	12.8	16.4	14.2	13.8	17.4	12.8	17.4
Diluted earnings per share growth	29.0	6.8	5.4	19.6	(13.7)	13.4	0.6
Diluted cash earnings per share growth (a)	27.3	5.0	3.5	18.9	(14.1)	11.6	0.6
Return on equity	20.3	19.3	17.8	20.0	16.8	19.2	18.4
Cash return on equity (a)	20.6	19.6	18.1	20.6	17.3	19.4	19.0
Net economic profit (NEP) growth (a)	59.3	0.0	(4.5)	32.0	(36.3)	15.0	(9.0)
Revenue growth	6.7	3.1	2.9	16.5	2.1	4.2	1.7
Revenue growth (teb) (a)	6.7	3.0	3.0	16.3	2.0	4.3	1.4
Non-interest expense-to-revenue ratio	62.3	63.1	63.7	62.1	65.1	63.0	65.2
Non-interest expense-to-revenue ratio (teb) (a)	61.5	62.3	62.9	61.4	64.3	62.2	64.4
Cash non-interest expense-to-revenue ratio (teb) (a)	61.1	61.9	62.4	60.5	63.4	61.8	63.4
Provision for credit losses-to-average loans and acceptances (annualized)	0.09	0.14	0.12	0.13	0.17	0.12	0.10
Gross impaired loans and acceptances-to-equity and allowance for credit losses	3.86	4.58	4.48	4.92	5.93	3.86	5.93
Cash and securities-to-total assets ratio	25.2	25.0	26.8	26.5	27.0	25.2	27.0
Tier 1 capital ratio	10.07	10.20	10.41	10.30	9.41	10.07	9.41
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	8.0	17.7	27.5	3.7	13.8	8.0	13.8
Dividend yield	3.88	3.28	2.87	3.39	3.01	3.42	2.97
Price-to-earnings ratio (times)	12.6	13.6	14.6	12.5	13.8	12.6	13.8
Market-to-book value (times)	2.27	2.35	2.53	2.18	2.35	2.27	2.35
Net economic profit ($ millions) (a)	349	302	254	328	218	905	788
Return on average assets	0.90	0.88	0.81	0.88	0.74	0.86	0.78
Net interest margin	1.56	1.51	1.57	1.58	1.65	1.54	1.63
Net interest margin (teb) (a)	1.60	1.55	1.61	1.62	1.68	1.59	1.67
Non-interest revenue-to-total revenue	52.0	55.0	52.3	54.4	49.6	53.1	50.2
Non-interest revenue-to-total revenue (teb) (a)	51.3	54.3	51.7	53.8	49.0	52.4	49.6
Non-interest expense growth	2.0	(0.6)	0.8	9.4	2.4	0.7	0.5
Total capital ratio	11.59	11.76	11.89	11.82	11.12	11.59	11.12
Tier 1 capital ratio — U.S. basis	9.78	9.89	10.12	10.01	9.02	9.78	9.02
Equity-to-assets ratio	4.7	4.7	4.7	4.7	4.7	4.7	4.7

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “GAAP and Related Non-GAAP Measures used in the MD&A” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.
Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

	For the three months ended					For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
(Unaudited) (Canadian $ in millions, except as noted)	2006	2006	2006	2005	2005	2006	2005
							Restated
		Restated (See Note 2)					(See Note 2)
Interest, Dividend and Fee Income
Loans	$2,664	$2,340	$2,242	$2,098	$1,989	$7,246	$5,630
Securities	587	473	509	457	484	1,569	1,373
Deposits with banks	216	172	167	164	170	555	442

	3,467	2,985	2,918	2,719	2,643	9,370	7,445

Interest Expense
Deposits	1,536	1,308	1,213	1,074	961	4,057	2,629
Subordinated debt	43	41	42	47	56	126	155
Preferred shares and capital trust securities	24	25	25	25	21	74	72
Other liabilities	630	498	456	379	391	1,584	996

	2,233	1,872	1,736	1,525	1,429	5,841	3,852

Net Interest Income	1,234	1,113	1,182	1,194	1,214	3,529	3,593
Provision for credit losses (Note 3)	42	66	52	57	73	160	122

Net Interest Income After Provision for Credit Losses	1,192	1,047	1,130	1,137	1,141	3,369	3,471

Non-Interest Revenue
Securities commissions and fees	260	292	252	272	255	804	820
Deposit and payment service charges	187	179	180	187	188	546	547
Trading revenues	163	180	221	169	83	564	244
Lending fees	92	77	78	76	89	247	237
Card fees	106	94	91	60	98	291	274
Investment management and custodial fees	77	69	76	77	79	222	228
Mutual fund revenues	128	126	115	116	113	369	321
Securitization revenues	21	4	20	34	26	45	79
Underwriting and advisory fees	92	113	98	101	92	303	256
Investment securities gains	51	30	18	79	37	99	86
Foreign exchange, other than trading	47	49	43	48	42	139	132
Insurance income	58	51	46	38	44	155	124
Other	54	96	61	169	51	211	278

	1,336	1,360	1,299	1,426	1,197	3,995	3,626

Net Interest Income and Non-Interest Revenue	2,528	2,407	2,429	2,563	2,338	7,364	7,097

Non-Interest Expense
Employee compensation (Notes 2 and 6)	958	932	1,000	952	923	2,890	2,799
Premises and equipment	299	296	288	334	315	883	930
Amortization of intangible assets	10	12	11	22	24	33	72
Travel and business development	64	63	50	69	68	177	178
Communications	36	31	25	33	29	92	89
Business and capital taxes	23	25	27	28	29	75	79
Professional fees	65	72	58	65	58	195	178
Other	145	129	121	123	123	395	381

Total non-interest expense	1,600	1,560	1,580	1,626	1,569	4,740	4,706

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	928	847	849	937	769	2,624	2,391
Income taxes (Note 2)	199	177	224	257	208	600	617

	729	670	625	680	561	2,024	1,774
Non-controlling interest in subsidiaries	19	19	19	16	14	57	42

Net Income	$710	$651	$606	$664	$547	$1,967	$1,732

Preferred share dividends	$6	$8	$8	$8	$6	$22	$22
Net income available to common shareholders	$704	$643	$598	$656	$541	$1,945	$1,710
Average common shares (in thousands)	500,762	502,502	501,374	500,383	499,152	501,536	499,951
Average diluted common shares (in thousands)	509,991	512,743	511,600	510,378	509,384	511,513	510,858

Earnings Per Share (Canadian $)
Basic	$1.41	$1.28	$1.19	$1.31	$1.08	$3.88	$3.42
Diluted	1.38	1.25	1.17	1.28	1.07	3.80	3.35
Dividends Declared Per Common Share	0.62	0.53	0.49	0.49	0.46	1.64	1.36

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statements — Page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
(Unaudited) (Canadian $ in millions)	2006	2006	2006	2005	2005
		Restated (See Note 2)
Assets

Cash Resources	$20,160	$19,560	$19,933	$20,721	$20,402

Securities
Investment	12,784	13,075	12,032	12,936	14,175
Trading (Note 2)	45,455	44,079	48,074	44,087	42,709
Loan substitutes	11	11	11	11	11

	58,250	57,165	60,117	57,034	56,895

Loans
Residential mortgages	63,591	63,055	62,652	60,871	59,737
Consumer instalment and other personal	29,693	28,873	28,206	27,929	27,241
Credit cards	5,049	4,874	4,709	4,648	4,717
Businesses and governments	53,433	52,121	48,289	47,803	48,181
Securities borrowed or purchased under resale agreements	31,865	33,116	29,853	28,280	27,259

	183,631	182,039	173,709	169,531	167,135
Customers’ liability under acceptances	7,369	6,639	5,988	5,934	5,683
Allowance for credit losses (Note 3)	(1,107)	(1,117)	(1,115)	(1,128)	(1,200)

	189,893	187,561	178,582	174,337	171,618

Other Assets
Derivative financial instruments	32,247	31,523	30,664	31,517	26,174
Premises and equipment	1,942	1,841	1,818	1,847	1,863
Goodwill	1,104	1,098	1,109	1,091	1,604
Intangible assets	163	172	186	196	426
Other (Note 2)	7,850	7,387	6,814	7,119	7,077

	43,306	42,021	40,591	41,770	37,144

Total Assets	$311,609	$306,307	$299,223	$293,862	$286,059

Liabilities and Shareholders’ Equity

Deposits
Banks	$26,362	$23,394	$25,940	$25,473	$25,265
Businesses and governments	99,821	94,234	90,783	92,437	87,462
Individuals	75,911	76,860	76,536	75,883	76,023

	202,094	194,488	193,259	193,793	188,750

Other Liabilities
Derivative financial instruments	31,418	30,413	28,810	28,868	24,972
Acceptances	7,369	6,639	5,988	5,934	5,683
Securities sold but not yet purchased	14,271	15,653	14,161	16,142	14,703
Securities lent or sold under repurchase agreements	28,148	31,467	31,005	22,657	26,159
Other (Note 2)	9,277	8,647	7,800	8,557	7,527

	90,483	92,819	87,764	82,158	79,044

Subordinated Debt (Note 7)	2,729	3,025	2,456	2,469	3,099

Preferred Share Liability (Note 8)	450	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,765	4,741	4,716	4,618	4,585
Contributed surplus (Note 2)	47	45	43	35	33
Net unrealized foreign exchange loss	(762)	(806)	(740)	(612)	(483)
Retained earnings	10,653	10,395	10,125	9,801	9,431

	14,703	14,375	14,144	13,842	13,566

Total Liabilities and Shareholders’ Equity	$311,609	$306,307	$299,223	$293,862	$286,059

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statements — Page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended		For the nine months ended
(Unaudited) (Canadian $ in millions)	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005
		Restated		Restated
		(See Note 2)		(See Note 2)
Preferred Shares
Balance at beginning of period	$596	$596	$596	$596

Balance at End of Period	596	596	596	596

Common Shares
Balance at beginning of period	4,145	3,916	4,022	3,857
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	22	18	62	53
Issued under the Stock Option Plan	24	62	126	125
Issued on the exchange of shares of a subsidiary corporation	—	—	—	2
Repurchased for cancellation (Note 8)	(22)	(7)	(41)	(48)

Balance at End of Period	4,169	3,989	4,169	3,989

Contributed Surplus
Balance at beginning of period	45	31	35	10
Cumulative impact of adopting new accounting requirements for Stock-Based Compensation (Note 2)	—	—	—	12

	45	31	35	22
Stock option expense	2	2	12	11

Balance at End of Period	47	33	47	33

Net Unrealized Foreign Exchange Loss
Balance at beginning of period	(806)	(380)	(612)	(497)
Unrealized gain (loss) on translation of net investments in foreign operations	124	(280)	(400)	37
Hedging gain (loss)	(121)	270	383	(37)
Income taxes	41	(93)	(133)	14

Balance at End of Period	(762)	(483)	(762)	(483)

Retained Earnings
Balance at beginning of period	10,395	9,161	9,801	8,773
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	—	—	(42)
Cumulative impact of adopting new accounting requirements for Stock-Based Compensation, net of applicable income taxes (Note 2)	—	—	—	(35)

	10,395	9,161	9,801	8,696
Net income	710	547	1,967	1,732
Dividends — Preferred shares	(6)	(6)	(22)	(22)
— Common shares	(310)	(230)	(822)	(680)
Common shares repurchased for cancellation (Note 8)	(136)	(41)	(271)	(295)

Balance at End of Period	10,653	9,431	10,653	9,431

Total Shareholders’ Equity	$14,703	$13,566	$14,703	$13,566

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statements — Page 3

4

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended		For the nine months ended
(Unaudited) (Canadian $ in millions)	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005
		Restated		Restated
		(See Note 2)		(See Note 2)
Cash Flows from Operating Activities
Net income	$710	$547	$1,967	$1,732
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	1	—	9	7
Net gain on investment securities	(52)	(37)	(108)	(93)
Net (increase) in trading securities	(1,104)	(268)	(2,073)	(7,809)
Provision for credit losses	42	73	160	122
Gain on sale of securitized loans (Note 4)	(13)	(16)	(25)	(58)
Change in derivative financial instruments
(Increase) in derivative asset	(719)	(3,497)	(1,418)	(1,404)
Increase in derivative liability	974	3,555	3,277	1,718
Amortization of premises and equipment	88	99	265	284
Amortization of intangible assets	10	24	33	72
Future income tax benefit	(69)	(73)	(68)	(40)
Net increase (decrease) in current income taxes	359	68	124	(276)
Change in accrued interest
(Increase) in interest receivable	(121)	(16)	(159)	(167)
Increase in interest payable	106	—	96	84
Changes in other items and accruals, net	1,106	685	1,044	626

Net Cash Provided by (Used in) Operating Activities	1,318	1,144	3,124	(5,202)

Cash Flows from Financing Activities
Net increase in deposits	6,367	516	10,849	12,789
Net increase (decrease) in securities sold but not yet purchased	(1,417)	1,054	(1,853)	4,234
Net increase (decrease) in securities lent or sold under repurchase agreements	(3,484)	(2,149)	6,142	4,697
Net increase (decrease) in liabilities of subsidiaries	(369)	(460)	354	37
Repayment of subordinated debt (Note 7)	(300)	(300)	(425)	(300)
Proceeds from issuance of subordinated debt (Note 7)	—	—	700	1,000
Proceeds from issuance of common shares	46	80	188	178
Common shares repurchased for cancellation (Note 8)	(158)	(48)	(312)	(343)
Dividends paid	(316)	(236)	(844)	(702)

Net Cash Provided by (Used in) Financing Activities	369	(1,543)	14,799	21,590

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(175)	113	716	(2,560)
Purchases of investment securities	(4,947)	(3,635)	(11,322)	(11,957)
Maturities of investment securities	3,509	1,856	6,878	5,716
Proceeds from sales of investment securities	1,871	2,915	4,263	7,292
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(4,113)	(4,925)	(16,153)	(12,254)
Proceeds from securitization of loans (Note 4)	978	759	2,753	2,197
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,400	3,810	(4,067)	(4,468)
Proceeds from sales of land and buildings	—	—	—	148
Premises and equipment — net purchases	(181)	(111)	(379)	(250)
Acquisitions (Note 5)	—	—	(76)	(194)

Net Cash Provided by (Used in) Investing Activities	(1,658)	782	(17,387)	(16,330)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	23	(34)	(146)	174

Net Increase in Cash and Cash Equivalents	52	349	390	232
Cash and Cash Equivalents at Beginning of Period	2,750	2,489	2,412	2,606

Cash and Cash Equivalents at End of Period	$2,802	$2,838	$2,802	$2,838

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statements — Page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2006
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2005 as set out on pages 96 to 133 of our 2005 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2005, except as described in Note 2.

2.	Changes in Accounting Policy

Settlement Date Accounting

During the quarter ended July 31, 2006, we changed our accounting policy for securities transactions from the trade date basis of accounting to the settlement date basis of accounting for the Consolidated Balance Sheet.

We have restated prior periods’ financial statements for this change. The impact of this change in accounting policy on the current and prior periods is as follows:

	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
(Canadian $ in millions)	2006	2006	2006	2005	2005

Increase (decrease)

Consolidated Balance Sheet
Securities — trading	$(1,008)	$(1,771)	$(1,570)	$(222)	$(437)
Other assets	(4,051)	(4,296)	(4,930)	(3,423)	(3,863)
Other liabilities	(5,059)	(6,067)	(6,500)	(3,645)	(4,300)

Stock-Based Compensation
During the quarter ended July 31, 2006, we adopted the Canadian Institute of Chartered Accountants’ (“CICA”) new accounting requirements on stock-based compensation. The new rules require that stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. Previously, we amortized the cost over the vesting period.
We have restated prior periods’ financial statements for this change. The impact of this change in accounting policy on the current and prior periods is as follows:

	For the three months ended					For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
(Canadian $ in millions)	2006	2006	2006	2005	2005	2006	2005

Increase (decrease) in net income

Consolidated Statement of Income
Employee compensation	$11	$11	$(35)	$10	$10	$(13)	$(15)
Income taxes	(3)	(4)	11	(3)	(4)	4	4

Net income	$8	$7	$(24)	$7	$6	$(9)	$(11)

	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
(Canadian $ in millions)	2006	2006	2006	2005	2005

Increase (decrease)

Consolidated Balance Sheet
Other assets	$(30)	$(36)	$(42)	$(25)	$(30)
Other liabilities	1	1	1	(1)	1
Contributed surplus	17	19	20	15	15

Financial Statements — Page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2006
(Unaudited)

2.	Changes in Accounting Policy (continued)

Variable Interest Entities
On November 1, 2004, we adopted the CICA new accounting requirements on the consolidation of variable interest entities (“VIEs”). As a result, we consolidated our customer securitization vehicles as of November 1, 2004. The impact on our Consolidated Balance Sheet on November 1, 2004 was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in opening retained earnings of $42 million.

The impact on opening retained earnings arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. Since the new rules required us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark to market losses prior to November 1, 2004 was recognized through our opening retained earnings. These derivatives qualified for hedge accounting while the VIEs were consolidated.

On April 29, 2005, we completed the restructuring of our customer securitization VIEs and as a result they no longer met the criteria for consolidation. The impact on the Consolidated Statement of Income of deconsolidating these entities on April 29, 2005, was an increase in non-interest revenue, other, of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark-to-market losses on swaps that had been charged against retained earnings.

Our involvement with these and other VIEs is summarized in Note 8 to our consolidated financial statements for the year ended October 31, 2005, as set out on pages 105 and 106 of our 2005 Annual Report.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2006 and July 31, 2005 there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

	For the three months ended						For the nine months ended
	Specific allowance		General allowance		Total		Specific allowance		General allowance		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
(Canadian $ in millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Balance at beginning of period	$178	$254	$939	$983	$1,117	$1,237	$169	$298	$959	$1,010	$1,128	$1,308
Provision for credit losses	42	73	—	—	42	73	160	162	—	(40)	160	122
Recoveries	33	21	—	—	33	21	88	52	—	—	88	52
Write-offs	(90)	(115)	—	—	(90)	(115)	(252)	(294)	—	—	(252)	(294)
Foreign exchange and other	1	(5)	4	(11)	5	(16)	(1)	10	(16)	2	(17)	12

Balance at end of period	$164	$228	$943	$972	$1,107	$1,200	$164	$228	$943	$972	$1,107	$1,200

4.	Securitization

During the quarter ended July 31, 2006, we securitized residential mortgages totalling $1,000 million for total cash proceeds of $978 million ($2,804 million and $2,753 million respectively, for the nine months ended July 31, 2006). The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.9 years, a prepayment rate of 9.0%, an interest rate of 5.15% and a discount rate of 4.75% (4.6 years and 9.46%, 4.88% and 4.33% respectively, for the nine months ended July 31, 2006). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $3 million of gains in non-interest revenue, securitization revenues, $31 million of deferred purchase price in other assets and $8 million of servicing liability in other liabilities related to the securitization of those loans ($7 million loss, $81 million and $21 million respectively, for the nine months ended July 31, 2006).

In addition, gains on sales of loans sold to all revolving securitization vehicles were $10 million for the quarter ended July 31, 2006 (gains of $32 million for the nine months ended July 31, 2006).

Financial Statements — Page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2006
(Unaudited)

5.	Acquisition

bcpbank Canada
On August 3, 2006, we announced that we signed an agreement to purchase bcpbank Canada, a full-service chartered bank, for total cash consideration of approximately $41 million. The acquisition of bcpbank Canada is subject to regulatory approval and is expected to close during the quarter ended January 31, 2007, at which time it will be recorded in our consolidated financial statements as the acquisition of a business.

Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $76 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Client Group — Chicagoland Banking reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	Villa Park

Cash resources	$16
Securities	54
Loans	247
Premises and equipment	5
Goodwill	44
Core deposit intangible asset	7
Other assets	4

Total assets	377

Deposits	296
Other liabilities	5

Total liabilities	301

Purchase price	$76

The purchase price allocation is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

During the quarter ended January 31, 2005, we acquired Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million.

6.	Employee Compensation

Stock Options
During the nine months ended July 31, 2006, we granted a total of 1,390,700 stock options. The weighted-average fair value of these options was $10.17 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the nine months ended July 31, 2006

Expected dividend yield	3.1%
Expected share price volatility	20.2%
Risk-free rate of return	4.0%
Expected period until exercise	7.2 years

Financial Statements — Page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2006
(Unaudited)

6.	Employee Compensation (continued)

Pension and Other Employee Future Benefit Expenses We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005

Benefits earned by employees	$34	$32	$4	$5
Interest cost on accrued benefit liability	51	51	13	11
Actuarial loss recognized in expense	20	17	5	2
Amortization of plan amendment costs	1	1	(2)	(1)
Expected return on plan assets	(63)	(58)	(2)	(2)

Benefits expense	43	43	18	15
Canada and Quebec pension plan expense	13	12	—	—
Defined contribution expense	2	2	—	—

Total pension and other employee future benefit expenses	$58	$57	$18	$15

	Pension benefit plans		Other employee future benefit plans
	For the nine months ended		For the nine months ended
(Canadian $ in millions)	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005

Benefits earned by employees	$103	$94	$14	$13
Interest cost on accrued benefit liability	155	152	35	33
Actuarial loss recognized in expense	62	50	12	8
Amortization of plan amendment costs	4	3	(4)	(4)
Expected return on plan assets	(189)	(172)	(4)	(4)

Benefits expense	135	127	53	46
Canada and Quebec pension plan expense	41	38	—	—
Defined contribution expense	8	8	—	—

Total pension and other employee future benefit expenses	$184	$173	$53	$46

7.	Subordinated Debt

On May 9, 2006, we redeemed all of our 8.15% Debentures, Series 21, due 2011, totalling $300 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

On April 21, 2006, we issued $700 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series D Medium-Term Notes, First Tranche, is due April 2021. Interest on this issue is payable semi-annually at a fixed rate of 5.10% until April 21, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.

On March 14, 2006, we redeemed all of our 7.40% Debentures, Series 19, due 2011, totalling $125 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

8.	Share Capital

During the quarter ended July 31, 2006, we repurchased 2,544,900 common shares at an average cost of $61.90 per share, totalling $158 million. During the quarter ended July 31, 2005, we repurchased 842,200 common shares at an average cost of $56.26 per share, totalling $48 million. During the nine months ended July 31, 2006, we repurchased 4,944,400 common shares at an average cost of $63.13 per share, totalling $312 million. During the nine months ended July 31, 2005, we repurchased 6,141,500 common shares at an average cost of $55.81 per share, totalling $343 million.

There have been 5,760,700 common shares repurchased under the existing normal-course issuer bid that expires on September 5, 2006 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares. Subsequent to the quarter end, our Board of Directors authorized a new normal-course issuer bid, subject to the approval of the Toronto Stock Exchange, to repurchase for cancellation up to a further 15,000,000 common shares.

Financial Statements — Page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2006
(Unaudited)

8.	Share Capital (continued)

Share Capital Outstanding (a)

	July 31, 2006
		Principal
(Canadian $ in millions, except as noted)	Number	Amount	Convertible into...

Preferred Shares — classified as liabilities
Class B – Series 4	8,000,000	$200	common shares (b)
Class B – Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B – Series 5	8,000,000	200	—
Class B – Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596
Common Shares	500,107,064	4,169	—

Total outstanding share capital — classified as equity		$4,765

Stock options issued under stock option plan		n/a	24,453,880 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2005 on pages 118 to 120 of our 2005 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a – not applicable
9.	United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

	For the three months ended		For the nine months ended
(Canadian $ in millions, except earnings per share figures)	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005

Net Income — Canadian GAAP	$710	$547	$1,967	$1,732
United States GAAP adjustments	(3)	(29)	(42)	(98)

Net Income — United States GAAP	$707	$518	$1,925	$1,634

Earnings Per Share
Basic — Canadian GAAP	$1.41	$1.08	$3.88	$3.42
Basic — United States GAAP	1.39	1.02	3.79	3.22
Diluted — Canadian GAAP	1.38	1.07	3.80	3.35
Diluted — United States GAAP	1.37	1.01	3.72	3.16

Amounts in the above table have been restated to reflect the changes in accounting policy described in Note 2.
Variable Interest Entities
Under United States GAAP we will be required to adopt new accounting guidance which provides additional clarification on how to analyze variable interest entities and their consolidation requirements. The new guidance is effective on August 1, 2006 and we do not anticipate that there will be a material impact to our consolidated financial statements.
Share-Based Payments
During the quarter ended January 31, 2006, we adopted the new United States accounting standard on stock-based compensation prospectively, beginning with the grants issued in the quarter. During the quarter ended July 31, 2006, we retroactively adopted new Canadian accounting guidance on stock-based compensation, which is harmonized with the United States accounting standard (see Note 2). Due to the differences in the methods of adoption, there will continue to be an adjustment to our Consolidated Statement of Income until the stock-based compensation granted prior to November 1, 2005 has been fully amortized.

Financial Statements — Page 9

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2006
(Unaudited)

10.	Operating and Geographic Segmentation

Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups and results attributed to our groups may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Beginning in the quarter ended January 31, 2006, we have amended our segment information to include both Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking as reporting segments. Prior period information has been restated to reflect this new reporting basis.

Personal and Commercial Client Group
Personal and Commercial Client Group is comprised of two operating segments — Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking.

Personal and Commercial Client Group — Canada
Personal and Commercial Client Group — Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Personal and Commercial Client Group — Chicagoland Banking
Personal and Commercial Client Group — Chicagoland Banking (“P&C Chicagoland Banking”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Northwest Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group
Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including public and private debt and equity underwriting, cash management, corporate lending, securitization, foreign exchange and trade finance. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

Corporate Support
Corporate Support includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

Financial Statements — Page 10

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

T&S manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.

Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’s results. As such, results for Corporate Support largely reflect operating results of Corporate units.

Corporate Support also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.

Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Support.

Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Support.

Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

Financial Statements — Page 11

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
		P&C
For the three months ended	P&C	Chicagoland			Corporate	Total	Teb	Total
July 31, 2006	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)

Net interest income	$759	$184	$148	$201	$(25)	$1,267	$(33)	$1,234
Non-interest revenue	469	45	329	477	16	1,336	—	1,336

Total Revenue	1,228	229	477	678	(9)	2,603	(33)	2,570
Provision for credit losses	78	8	1	20	(65)	42	—	42
Non-interest expense	676	169	341	387	27	1,600	—	1,600

Income before taxes and non-controlling interest in subsidiaries	474	52	135	271	29	961	(33)	928
Income taxes	129	21	50	70	(38)	232	(33)	199
Non-controlling interest in subsidiaries	—	—	—	—	19	19	—	19

Net Income	$345	$31	$85	$201	$48	$710	$—	$710

Average Assets	$115,777	$21,879	$6,611	$165,473	$4,917	$314,657	$—	$314,657

Goodwill (As At)	$93	$587	$324	$98	$2	$1,104	$—	$1,104

		P&C
For the three months ended	P&C	Chicagoland			Corporate	Total	Teb	Total
July 31, 2005	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)

Net interest income	$717	$189	$147	$232	$(41)	$1,244	$(30)	$1,214
Non-interest revenue	382	40	332	415	28	1,197	—	1,197

Total Revenue	1,099	229	479	647	(13)	2,441	(30)	2,411
Provision for credit losses	67	8	1	24	(27)	73	—	73
Non-interest expense	614	170	381	374	30	1,569	—	1,569

Income before taxes and non-controlling interest in subsidiaries	418	51	97	249	(16)	799	(30)	769
Income taxes	141	21	34	65	(23)	238	(30)	208
Non-controlling interest in subsidiaries	—	—	—	—	14	14	—	14

Net Income	$277	$30	$63	$184	$(7)	$547	$—	$547

Average Assets	$106,765	$21,911	$7,223	$152,087	$4,839	$292,825	$—	$292,825

Goodwill (As At)	$93	$588	$818	$102	$3	$1,604	$—	$1,604

		P&C
For the nine months ended	P&C	Chicagoland			Corporate	Total	Teb	Total
July 31, 2006	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)

Net interest income	$2,185	$556	$424	$582	$(124)	$3,623	$(94)	$3,529
Non-interest revenue	1,236	125	1,004	1,565	65	3,995	—	3,995

Total Revenue	3,421	681	1,428	2,147	(59)	7,618	(94)	7,524
Provision for credit losses	235	23	2	60	(160)	160	—	160
Non-interest expense	1,922	503	1,000	1,207	108	4,740	—	4,740

Income before taxes and non-controlling interest in subsidiaries	1,264	155	426	880	(7)	2,718	(94)	2,624
Income taxes	394	63	151	206	(120)	694	(94)	600
Non-controlling interest in subsidiaries	—	—	—	—	57	57	—	57

Net Income	$870	$92	$275	$674	$56	$1,967	$—	$1,967

Average Assets	$113,706	$21,812	$6,490	$158,715	$4,731	$305,454	$—	$305,454

Goodwill (As At)	$93	$587	$324	$98	$2	$1,104	$—	$1,104

		P&C
For the nine months ended	P&C	Chicagoland			Corporate	Total	Teb	Total
July 31, 2005	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)

Net interest income	$2,088	$548	$430	$780	$(164)	$3,682	$(89)	$3,593
Non-interest revenue	1,123	125	1,034	1,255	89	3,626	—	3,626

Total Revenue	3,211	673	1,464	2,035	(75)	7,308	(89)	7,219
Provision for credit losses	202	23	3	74	(180)	122	—	122
Non-interest expense	1,831	496	1,131	1,105	143	4,706	—	4,706

Income before taxes and non-controlling interest in subsidiaries	1,178	154	330	856	(38)	2,480	(89)	2,391
Income taxes	375	63	117	229	(78)	706	(89)	617
Non-controlling interest in subsidiaries	—	—	—	—	42	42	—	42

Net Income	$803	$91	$213	$627	$(2)	$1,732	$—	$1,732

Average Assets	$104,933	$20,838	$7,112	$157,452	$4,965	$295,300	$—	$295,300

Goodwill (As At)	$93	$588	$818	$102	$3	$1,604	$—	$1,604

(1)	Corporate Support includes Technology and Solutions.
(2)	Taxable equivalent basis — see Basis of Presentation section.
Financial Statements — Page 12

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions), Taxable equivalent basis (1)
For the three months ended
July 31, 2006	Canada	United States	Other Countries	Total

Net interest income	$925	$303	$39	$1,267
Non-interest revenue	1,007	286	43	1,336

Total Revenue	1,932	589	82	2,603
Provision for credit losses	56	(14)	—	42
Non-interest expense	1,129	439	32	1,600

Income before taxes and non-controlling interest in subsidiaries	747	164	50	961
Income taxes	204	46	(18)	232
Non-controlling interest in subsidiaries	14	5	—	19

Net Income	$529	$113	$68	$710

Average Assets	$203,367	$83,083	$28,207	$314,657

For the three months ended
July 31, 2005	Canada	United States	Other Countries	Total

Net interest income	$868	$323	$53	$1,244
Non-interest revenue	859	298	40	1,197

Total Revenue	1,727	621	93	2,441
Provision for credit losses	56	25	(8)	73
Non-interest expense	1,074	463	32	1,569

Income before taxes and non-controlling interest in subsidiaries	597	133	69	799
Income taxes	193	42	3	238
Non-controlling interest in subsidiaries	8	6	—	14

Net Income	$396	$85	$66	$547

Average Assets	$192,457	$72,409	$27,959	$292,825

For the nine months ended
July 31, 2006	Canada	United States	Other Countries	Total

Net interest income	$2,608	$908	$107	$3,623
Non-interest revenue	2,941	919	135	3,995

Total Revenue	5,549	1,827	242	7,618
Provision for credit losses	161	—	(1)	160
Non-interest expense	3,361	1,278	101	4,740

Income before taxes and non-controlling interest in subsidiaries	2,027	549	142	2,718
Income taxes	533	181	(20)	694
Non-controlling interest in subsidiaries	41	16	—	57

Net Income	$1,453	$352	$162	$1,967

Average Assets	$199,062	$80,069	$26,323	$305,454

For the nine months ended
July 31, 2005	Canada	United States	Other Countries	Total

Net interest income	$2,613	$966	$103	$3,682
Non-interest revenue	2,544	958	124	3,626

Total Revenue	5,157	1,924	227	7,308
Provision for credit losses	140	8	(26)	122
Non-interest expense	3,244	1,371	91	4,706

Income before taxes and non-controlling interest in subsidiaries	1,773	545	162	2,480
Income taxes	586	158	(38)	706
Non-controlling interest in subsidiaries	25	17	—	42

Net Income	$1,162	$370	$200	$1,732

Average Assets	$196,786	$73,040	$25,474	$295,300

(1)	Taxable equivalent basis — see Basis of Presentation section.
Financial Statements — Page 13